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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160438

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee

5.0% Convertible Senior Notes due 2014	$172,500,000(1)	$9,625.50(2)

Common Stock, $0.05 par value per share	—(3)	—(3)

Rights to purchase Series A Junior Participating Preferred Stock, $0.05 par value per share	—(4)	—(4)

(1)
Includes principal amount of 5.0% Convertible Senior Notes due 2014 which may be purchased by the underwriters to cover overallotments.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(3)
Includes an indeterminate number of shares of the registrant's common stock issuable upon conversion of the 5.0% Convertible Senior Notes being registered hereby or in connection with a stock split, stock dividend, recapitalization or similar event for which no registration fee is payable pursuant to Rule 457(i).

(4)
One preferred share purchase right will attach to and trade with each share of the registrant's common stock. Those rights are also covered by this registration statement and the value attributed to them, if any, is reflected in the market price of the registrant's common stock.

PROSPECTUS

$150,000,000

Regis Corporation

5% Convertible Senior Notes due 2014

                  We are offering $150,000,000 aggregate principal amount of our 5% Convertible Senior Notes due 2014. Interest on the notes will accrue from July 14, 2009 and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2010. The notes will mature on July 15, 2014, unless earlier repurchased by us or converted.

                  Holders may convert their notes at their option prior to the close of business on the business day immediately preceding April 15, 2014 only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2009, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after April 15, 2014 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described in this prospectus. The initial conversion rate for the notes will be 64.6726 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $15.46 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest.

                  Following certain corporate transactions, we will increase the applicable conversion rate for a holder that elects to convert its notes in connection with such corporate transactions by a number of additional shares of our common stock as described in this prospectus.

                  We may not redeem the notes prior to their stated maturity date.

                  If we undergo a fundamental change, as defined in this prospectus, holders may require us to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date, as defined herein.

                  The notes will be our senior unsecured obligations, will be equal in right of payment with our other senior unsecured debt and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will also be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. The notes will also be effectively junior to our secured debt, if any, to the extent of the assets securing such debt.

                  The notes will not be listed on any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol "RGS". On July 8, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $12.37 per share.

                  Concurrently with this offering, under a separate prospectus, we are offering 11,500,000 shares of our common stock (or 13,225,000 shares of our common stock if the overallotment option granted to the underwriters in that offering is exercised in full). Neither offering will be contingent on the completion of the other.

                  Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

	Per Note	Total
Per offering price(1)	100%	$150,000,000
Underwriting discount	3%	$4,500,000
Proceeds, before expenses, to Regis	97%	$145,500,000

                  (1)    Plus accrued interest from July 14, 2009 if settlement occurs after that date

                  We have granted the underwriters the right to purchase up to an additional $22,500,000 principal amount of the notes within 30 days of the date of this prospectus solely to cover overallotments.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The underwriters expect to deliver the notes to purchasers in book-entry form through The Depository Trust Company on or about July 14, 2009.

Joint Book-Running Managers
Merrill Lynch & Co.	Credit Suisse

The date of this prospectus is July 8, 2009.

              You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus required to be filed with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, any such free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

              Except as the context otherwise requires, or as otherwise specified or used in this prospectus, the terms "we," "our," "us," "the Company" and "Regis" refer to Regis Corporation and its subsidiaries.

              The distribution of this prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

              You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not, and the underwriters are not, making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

              You should read and consider all information contained or incorporated by reference in this prospectus before making your investment decision.

i

SUMMARY

              This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the "Risk Factors" section, and the financial statements and other documents incorporated by reference in this prospectus.

 The Company

              We are the hair care industry's global leader. As of March 31, 2009, we owned, franchised or held ownership interests in 12,800 worldwide locations, consisting of 10,046 company-owned and franchise salons, 95 hair restoration centers and approximately 2,700 locations in which we maintain an ownership interest of less than 100%. These world wide locations operate under concepts such as Supercuts, Jean Louis David, Sassoon, Regis Salons, MasterCuts, SmartStyle, Cost Cutters and Hair Club for Men and Women. These and other concepts are located in the U.S. and in fifteen other countries throughout North America and Europe.

              We are organized to manage our operations based on significant lines of business—salons and hair restoration centers. Salon operations are managed based on geographical location—North America and international. As of March 31, 2009, our North American salon operations were comprised of 7,552 company-owned salons and 2,038 franchise salons operating in the United States, Canada and Puerto Rico and our international operations were comprised of 456 company-owned salons. Our hair restoration centers, which operate under the trade name Hair Club for Men and Women, are located in the United States and Canada. During the nine months ended March 31, 2009, our sales totaled $1.8 billion, of which 75.8% was generated from service revenues, 22.6% was generated from product revenues, and 1.6% was generated from royalties and fees.

              We are incorporated in the State of Minnesota and have our principal executive office at 7201 Metro Boulevard, Edina, Minnesota 55439. Our telephone number is (952) 947-7777.

Competitive Strengths

              Industry Leading Hair Care Provider:    We believe we are the leading global provider of hair care and hair restoration services. With 12,800 worldwide locations at March 31, 2009, we believe we are approximately 10 times larger than our closest competitor based on revenues. We estimate that as of March 31, 2009, we held approximately two percent market share of the $160 billion to $170 billion global hair care industry.

              Compelling Portfolio of Salon Concepts:    The strength of our salon business is in the different demographics to which our salon concepts broadly appeal which allows flexibility and multiple salon concept placements in shopping centers and neighborhoods. Our various salon and product concepts operate in a wide range of retailing environments, including shopping malls, strip centers and Wal-Mart Supercenters. Although each concept generally targets the middle market customer, each attracts a different demographic with average tickets ranging from $16 to $40.

              Recognized Brand in Hair Restoration:    Our Hair Club for Men and Women centers are a well known brand in the industry that we believe customers associate with quality and safety. It is also one of the two largest hair restoration providers in the United States.

              Unique Customer Experience:    We believe we offer our customers consistent, high quality service and products. We are committed to meeting our customers' hair care needs by providing competitively priced services and products with professional and knowledgeable stylists. Our operations and marketing emphasize high quality services to create customer loyalty, to encourage referrals and to distinguish our salons from our competitors.

              Ability to Attract and Retain Stylists:    We have an extensive hands-on training program for our stylists which emphasizes both technical training in hairstyling and cutting, hair coloring, waving and hair treatment regimes as well as customer service and product sales. Our comprehensive training programs are designed to ensure that customers receive professional and quality services, which results in more repeat customers, referrals and product sales. Recruiting quality managers and stylists is essential to the establishment and operation of successful salons. We recruit or develop and promote from within those stylists that display initiative and commitment. We have been successful in recruiting capable managers and stylists. We believe that our compensation structure for salon managers and stylists is competitive within the industry. Stylists benefit from our high-traffic locations and receive a steady source of new business from walk-in customers.

              Economies of Scale:    Due to our size and number of locations, we believe that we have certain advantages which are not available to single location salons or small chains. We have developed a comprehensive point of sale system and centralized support system to maximize efficiencies across our portfolio of salons and hair restoration centers, that, among other benefits, helps us accumulate and monitor service and product sales trends and manage salon payroll costs via staffing. Additionally, our size and number of locations allow us to achieve purchasing synergies, national tenant status, enter into national contracts and gain efficiencies through operating a centralized back office function.

              Experienced Management Team:    Our executive management team, which is comprised of 6 senior executives, has an average of over 25 years of experience with our Company. We believe our management's depth of experience has been an important factor in our ability to grow our store base at a compound annual growth rate of 18% since fiscal 1994.

Key Growth Strategies

              Our growth strategy consists of two primary, but flexible, components. Through a combination of organic and acquisition growth, we seek to achieve our long-term objective of six to ten percent annual revenue growth. We anticipate that going forward the mix of organic and acquisition growth will be roughly equal. However, depending on several factors, including the ability of our salon development program to keep pace with the availability of real estate for new construction, hair restoration lead generation, the availability of attractive acquisition candidates and same-store sales trends, this mix will vary from year to year.

              Due to current economic conditions we have recently reduced the pace of our new store development and salon acquisitions. We expect to continue with our historical trend of building and/or acquiring 700 to 1,000 salons each year once the economy normalizes.

              We believe the following are key elements to our long term growth strategy:

              Continue Organic Salon Growth:    Organic salon revenue growth is achieved through the combination of new salon construction and salon same-store sales increases. We have salons in all major cities in the U.S. and have penetrated every viable U.S. market with at least one concept. However, because we have a variety of concepts, we can place several of our salons within any given market. Additionally, we believe our size and scale allows us to effectively manage rising labor costs and inflation, as well as to improve average ticket.

              Continue Salon Acquisitions:    With an estimated two percent worldwide market share as of March 31, 2009, we believe the opportunity to continue to make selective acquisitions exists. As the largest consolidator of salons as of that date, we can be selective about the acquisition opportunities we pursue. Furthermore, our infrastructure and scale provide us with the ability to identify attractive acquisition opportunities and allow us to meaningfully reduce costs of acquired salons. From fiscal year 1994 to March 31, 2009, we acquired 8,020 salons, net of franchise buybacks.

              Grow our Hair Restoration Business:    Our hair restoration center expansion strategy focuses on successfully converting new leads into customers at existing centers, broadening the menu of services and products at each location and, to a lesser extent, new center construction, as well as opportunistic acquisition growth. The hair restoration industry is comprised of a highly-fragmented group of approximately 4,000 locations. This landscape provides an opportunity for consolidation. Given the existing coverage of Hair Club for Men and Women locations, it is anticipated that transactions may involve the acquisition of customer lists, rather than physical locations.

Recent Developments

              In connection with this offering and the concurrent common stock offering, we have undertaken several initiatives aimed at reequitizing and deleveraging our balance sheet. We have amended our revolving credit facility and term loan facility and private shelf facility in order to provide relief with respect to certain covenants, particularly by lowering our fixed charge coverage ratio requirement from 1.5 to 1.3 times. As of March 31, 2009, our fixed charge coverage ratio was 1.61 times. As a result of the amendments, the capacity under our revolving credit facility has been reduced from $350 million to $300 million and we expect the coupon rate on our credit facilities and private placement notes to initially increase by a range of 0% to 1.75%, with an expected weighted average increase of 1.1%. Additionally, we plan to use the net proceeds of these offerings to repay $267 million aggregate principal amount of certain of our outstanding senior notes. We have negotiated to prepay these notes with a premium over their principal amount that is less than the current make-whole premium. We believe that these initiatives strengthen our balance sheet, improve our leverage ratios and provide additional flexibility to resume our long-term growth strategy when the economy recovers or when customer visitation patterns normalize. These initiatives are contingent upon the completion of this and the concurrent common stock offerings and certain other conditions in the amendments.

              Our consolidated revenues decreased 2.5% in the fourth fiscal quarter of 2009 to $625 million, compared to $641 million a year ago. As expected, our fourth quarter total same-store sales decreased 4.0%. Our fiscal year 2009 same-store sales decreased 3.1%.

              We believe that our total debt at the end of fiscal 2009 is expected to be between $635 million and $650 million, significantly below the previously announced goal of $700 million. Our debt was $807 million as of September 30, 2008. The debt reduction was primarily the result of reducing overhead expenses, efficiently managing working capital and international cash balances, and reducing capital expenditures for new stores and acquisitions.

              Certain items may result in non-cash charges in our fourth quarter. We are implementing an initiative to improve U.K. profitability by closing underperforming salons. The economy has been particularly hard on our U.K. operations and there are up to 80 unprofitable salons which we are now attempting to close. We believe the closure of these salons will add to our future profitability. We expect to record a non-cash fixed asset write-off in the fourth quarter of approximately $3.5 million related to these closures. Also, we have a 30% ownership interest in Provalliance, the largest operator and franchisor of hair salons on the European continent. Until recently, this business had been fairly resilient to the economic slow down; however, in more recent periods the economy has had a significant impact and we are now expecting the economy to negatively impact the Provalliance results of operations for 2009, which may result in a non-cash charge which may be material to this investment. In addition, the earnings of Provalliance, and our reported non-cash 30% equity interest in earnings reported in the fourth quarter, are expected to be well below our historical reported results and our initial expectations. The Provalliance results are reported in our income statement as an equity investment below operating income.

              The following tables list our fourth quarter and fiscal year revenue and same store sales information:

    Fourth Quarter Revenues:

              Premier Salons Beauty, Inc. ("Premier") purchased Trade Secret, Inc. from us on February 16, 2009. The agreement included a provision that we will supply product to Premier at cost for a transition period of approximately six months following the date of the sale, with possible extension to not more than eleven months. Reported fourth quarter 2009 North American product revenues include $20 million of sales to Premier at our cost. These sales favorably impacted our consolidated total revenue growth by 3.1% and consolidated product revenue growth by 14.3%.

	For the Three Months Ended June 30, 2009
	Salons
	North America	International	Hair Restoration Centers	Consolidated
	(Dollars in thousands)
Revenues:
Service	$416,521	$33,593	$16,540	$466,654
Product	97,188	12,387	18,727	128,302
Product sold to Premier	19,640	—	—	19,640
Royalties and fees	9,492	—	631	10,123

Total	$542,841	$45,980	$35,898	$624,719

	For the Three Months Ended June 30, 2008
	Salons
	North America	International	Hair Restoration Centers	Consolidated
	(Dollars in thousands)
Revenues:
Service	$428,518	$46,954	$16,259	$491,731
Product	102,402	16,799	18,502	137,703
Royalties and fees	10,127	—	977	11,104

Total	$541,047	$63,753	$35,738	$640,538

    Fourth Quarter Same-Store Sales:

	For the Three Months Ended June 30,
	2009			2008
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-10.0%	-16.2%	-11.0%	-0.1%	-5.1%	-0.9%
MasterCuts	-1.8	-7.6	-2.8	5.9	-6.9	3.4
Supercuts	1.1	-0.1	1.0	4.4	3.1	4.3
Promenade	-3.6	-9.4	-4.2	3.2	2.8	3.1
SmartStyle	0.3	-0.5	0.1	6.5	-2.1	3.6

Domestic Same-Store Sales	-3.5%	-5.8%	-3.9%	3.4%	-2.0%	2.4%

International Same-Store Sales	-7.3%	-4.9%	-6.6%	-4.6%	-4.3%	-4.5%

Hair Restoration Same-Store Sales	-2.3%	-0.5%	-1.4%	3.7%	2.0%	2.8%

Consolidated Same-Store Sales	-3.7%	-5.0%	-4.0%	2.7%	-1.9%	1.7%

              International same-store sales for the quarter represent the 16-week period ended June 27, 2009 versus the 16-week period ended June 28, 2008.

    Fiscal Year Revenues:

              Premier purchased Trade Secret, Inc. from us on February 16, 2009. The agreement included a provision that we will supply product to Premier at cost for a transition period of approximately six months following the date of the sale, with possible extension to not more than eleven months. Reported fiscal year 2009 North American product revenues include $32 million of sales to Premier at our cost. These sales favorably impacted our consolidated total revenue growth by 1.3% and consolidated product revenue growth by 5.8%.

	For the 12 Months Ended June 30, 2009
	Salons
			Hair Restoration Centers
	North America	International		Consolidated
	(Dollars in thousands)
Revenues:
Service	$1,646,258	$122,672	$65,138	$1,834,068
Product	402,124	48,901	72,795	523,820
Product sold to Premier	32,237	—	—	32,237
Royalties and fees	37,114	—	2,509	39,623

Total	$2,117,733	$171,573	$140,442	$2,429,748

	For the 12 Months Ended June 30, 2008
	Salons
			Hair Restoration Centers
	North America	International(1)		Consolidated
	(Dollars in thousands)
Revenues:
Service	$1,635,238	$165,379	$61,873	$1,862,490
Product	414,909	67,078	69,299	551,286
Royalties and fees	39,599	23,606	4,410	67,615

Total	$2,089,746	$256,063	$135,582	$2,481,391

(1)
On January 31, 2008, we merged our continental European franchise salon operations with the Franck Provost Salon Group.

    Fiscal Year Same-Store Sales:

	For the 12 Months Ended June 30,
	2009			2008
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-8.2%	-13.3%	-9.0%	0.7%	0.0%	0.5%
MasterCuts	-0.2	-8.3	-1.7	3.5	-6.5	1.5
Supercuts	1.0	-1.2	0.7	4.4	-1.0	3.8
Promenade	-1.8	-5.0	-2.2	2.7	1.8	2.6
SmartStyle	1.2	-2.2	0.1	3.6	-2.1	1.7

Domestic Same-Store Sales	-2.3%	-5.6%	-2.9%	2.6%	-1.4%	1.8%

International Same-Store Sales	-8.0%	-5.5%	-7.2%	-5.1%	-2.7%	-4.3%

Hair Restoration Same-Store Sales	-0.3%	-1.3%	-0.8%	5.1%	5.3%	5.2%

Consolidated Same-Store Sales	-2.5%	-5.1%	-3.1%	2.2%	-0.8%	1.5%

              International same-store sales for the year represent the 52-week period ended June 27, 2009 versus the 52-week period ended June 28, 2008.

Concurrent Common Stock Offering

              Concurrently with this offering, under a separate prospectus, dated the date hereof, we are offering 11,500,000 shares (13,225,000 shares if the underwriters exercise their overallotment option with respect to that offering in full) of our common stock, in an underwritten public offering.

              Neither the completion of the concurrent common stock offering nor this offering is contingent on the completion of the other.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any shares of our common stock in the concurrent offering.

The Offering

              The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes. For purposes of this portion of the Summary, references to "the Company," "we," "our" and "us" refer only to Regis Corporation, and not to its subsidiaries

Issuer	Regis Corporation
Notes Offered

$150,000,000 aggregate principal amount of 5% Convertible Senior Notes due 2014. We have also granted the underwriters the option to purchase within 30 days of the date of this prospectus up to an additional $22,500,000 aggregate principal amount of notes, solely to cover over-allotments.

Maturity Date	July 15, 2014, subject to earlier repurchase or conversion.
Ranking

The notes will be equal in right of payment with all of our existing and future unsecured senior debt and senior in right of payment to our debt that is expressly subordinated to the notes, if any. The indenture pursuant to which the notes will be issued will not limit the amount of debt that we or our subsidiaries may incur. The notes will be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. The notes will also be effectively junior to our secured debt, if any, to the extent of the value of the assets securing such debt.

As of March 31, 2009, we had no secured indebtedness outstanding and our subsidiaries had outstanding $1.1 billion of total liabilities.
Interest and Payment Dates

Interest on the notes will accrue at a rate of 5% per annum on the principal amount from July 14, 2009, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2010.

Optional Redemption	We may not redeem the notes prior to their stated maturity date.
Conversion Rights

Holders may convert their notes at their option prior to the close of business on the business day immediately preceding April 15, 2014, in multiples of $1,000 principal amount, only under the following circumstances:

•

during any fiscal quarter commencing after September 30, 2009, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

•

during the five business day period after any 10 consecutive trading day period (the "measurement period") in which the "trading price" (as defined under "Description of Notes—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition") per $1,000 principal amount of notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; or

•	upon the occurrence of specified corporate transactions described under "Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions."

On and after April 15, 2014 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes, in multiples of $1,000 principal amount, at their option regardless of the foregoing circumstances.

The initial conversion rate for the notes will be 64.6726 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $15.46 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest.

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election. We refer to our obligation to pay or deliver these amounts as our conversion obligation. If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of our common stock, the amount of cash and shares of our common stock, if any, due upon conversion will be based on a daily conversion value (as described herein) calculated on a proportionate basis for each trading day in the 20 trading-day cash settlement averaging period (as described herein). See "Description of Notes—Settlement upon Conversion."

In addition, following certain corporate transactions, we will increase the applicable conversion rate for a holder who elects to convert in connection with such corporate transactions by a number of additional shares of our common stock as described under "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions."

You will not receive any additional cash payment upon conversion of a note except in circumstances described in "Description of Notes—Conversion Rights—General." Instead, interest will be deemed paid by the cash, shares of our common stock or a combination thereof paid or delivered, as the case may be, to you upon conversion of a note.

Fundamental Change

If we undergo a fundamental change (as defined under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes"), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the fundamental change purchase date. We will pay cash for all notes so purchased.

Use of Proceeds

We estimate that the proceeds from this offering will be approximately $145.5 million ($167.325 million if the underwriters exercise their option to purchase additional notes in full), after deducting fees and before estimated expenses.

We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent common stock offering, to repay portions of our indebtedness. Any remaining proceeds will be used to repay outstanding amounts under our revolving credit facility and for general corporate purposes. See "Use of Proceeds."

Book-Entry Form

The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances described herein. See "Description of Notes—Book-Entry, Settlement and Clearance."

Trading Symbol for Our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol "RGS".
U.S. Federal Income Tax Consequences

Holders are urged to consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences related to the purchase, ownership, disposition and conversion of the notes and the ownership and disposition of shares of common stock into which the notes may be converted. See "Certain United States Federal Income Tax Consequences."

Trustee	The trustee for the notes will be Wells Fargo Bank, N.A.
Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

              You should refer to the section entitled "Risk Factors" and other information included or incorporated by reference in this prospectus for an explanation of certain risks of investing in the notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following summary historical consolidated financial data as of and for each of the years in the three-year period ended June 30, 2008 has been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the nine-month periods ended March 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period.

              This information is only a summary. You should read the data set forth in the table below in conjunction with our audited consolidated financial statements and the accompanying notes, the unaudited financial statements and accompanying notes and the respective Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Current Report on Form 8-K filed on July 6, 2009 and in our Quarterly Reports on Form 10-Q for the interim periods ended December 31, 2008 and March 31, 2009, respectively, each of which is incorporated by reference in this prospectus.

	Nine Months Ended March 31,		Years Ended June 30,
	2009	2008	2008	2007	2006
	(dollars in thousands, except per share data)
Operating data:
Revenues	$1,805,041	$1,840,853	$2,481,391	$2,373,338	$2,168,002
Cost of service	783,380	783,760	1,062,559	988,946	902,627
Cost of product	204,914	198,708	264,391	258,263	240,119
Site operating expenses	145,886	140,916	184,769	190,614	180,950
General and administrative	219,887	244,141	321,563	317,723	284,994
Rent	259,846	266,102	361,476	341,822	310,774
Depreciation and amortization	82,171	83,495	113,293	111,464	103,074
Goodwill impairment	41,661	—	—	23,000	—
Lease termination costs	2,836	—	—	—	—
Terminated acquisition income, net	—	—	—	—	33,683
Operating income	64,460	123,731	173,340	141,506	179,147
Interest expense	30,782	33,495	44,279	41,647	34,913
Interest income and other, net	6,513	6,074	8,173	5,053	621
Income taxes	29,008	37,681	54,182	37,173	51,592
Equity in income of affiliated companies, net of income taxes	142	690	849	—	—

Income from continuing operations	11,325	59,319	83,901	67,739	92,903
(Loss) income from discontinued operations, net of income taxes	(131,237)	2,804	1,303	15,431	16,675

Net (loss) income	$(119,912)	$62,123	$85,204	$83,170	$109,578

Net (loss) income per share:
Basic:
Income from continuing operations	$0.26	$1.37	$1.94	$1.51	$2.06
(Loss) income from discontinued operations, net of income taxes	(3.06)	0.06	0.03	0.35	0.37

Net (loss) income per share, basic	$(2.80)	$1.43	$1.97	$1.86	$2.43

Diluted:
Income from continuing operations	$0.26	$1.36	$1.92	$1.48	$2.00
(Loss) income from discontinued operations, net of income taxes	(3.05)	0.06	0.03	0.34	0.36

Net (loss) income per share, diluted	$(2.79)	$1.42	$1.95	$1.82	$2.36

	Nine Months Ended March 31,		Years Ended June 30,
	2009	2008	2008	2007	2006
	(dollars in thousands, except per share data)
Weighted average common and common equivalent shares outstanding:
Basic:	42,863	43,303	43,157	44,723	45,168
Diluted:	42,966	43,831	43,587	45,623	46,400
Cash dividends declared per common share	$0.12	$0.12	$0.16	$0.16	$0.16
Other financial data:
Capital expenditures	$64,039	$64,696	$85,799	$90,079	$119,914
Ratio of earnings to fixed charges	2.36	3.87	4.08	3.48	5.06
Balance sheet data as of period end:
Cash and cash equivalents(1)	$57,063	$136,289	$127,627	$184,785	$135,397
Working capital	28,576	(25,839)	(62,371)	(13,568)	38,811
Property and equipment, net	407,660	489,401	481,851	494,085	483,764
Total assets(2)	1,927,832	2,236,485	2,235,871	2,132,114	1,985,324
Total debt(1)	701,607	799,155	764,747	709,231	622,269
Shareholders' equity(2)	783,451	951,919	976,186	913,308	871,407

(1)
The decrease in cash and cash equivalents as of March 31, 2009 relates to the repatriation of approximately $70 million under the recently expanded Internal Revenue Service ruling allowing us to borrow on a short-term basis from our international subsidiaries. These amounts were used to pay down debt.

(2)
Our Trade Secret concept was sold on February 16, 2009 which reduced both shareholders' equity and total assets by $183.1 million as of March 31, 2009.

RISK FACTORS

              Any investment in the notes and our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Item 1A.—Risk Factors" in our most recent Annual Report on Form 10-K, the matters discussed under "Item 1A.—Risk Factors" in each of our subsequently Filed Quarterly Reports on Form 10-Q, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, which could adversely affect your investment in the notes. The risks discussed in the documents incorporated by reference and below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements." As used below under "—Risks Related to the Notes and our Common Stock," "we," "our" and "us" refer to Regis Corporation and not to any of its consolidated subsidiaries.

 Risks Related to our Business and Industry

Our business and our industry are affected by cyclical and global economic factors, including the risk of a prolonged recession.

              Our financial results are substantially dependent upon overall economic conditions in the United States and in Europe. A prolonged or a deepening recession in the United States, or globally, could substantially further decrease the demand for our products and services below current levels and adversely affect our business. Our industry has historically been vulnerable to significant declines in consumption and product and service pricing during prolonged periods of economic downturn such as at present.

              Recessions and other periods of economic dislocation typically result in a lower level of discretionary income for consumers. To the extent discretionary income declines, consumers may be more likely to reduce discretionary spending. This could result in our salon customers foregoing salon treatments or using home treatments as a substitute. It could also result in our hair restoration patients decreasing the amount spent on hair restoration treatments.

              The current economic downturn has affected our financial results for the fiscal year ended June 30, 2009. Our comparable same store sales results for the nine months ended March 31, 2009 declined 2.8% compared to the nine months ended March 31, 2008 and 4% for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. During the fiscal year ended June 30, 2009 the fair value of our common stock declined such that it began trading below our book value per share. Also, we impaired $41.7 million of goodwill associated with our salon concepts in the United Kingdom during the three months ended December 31, 2008. If the economic downturn continues to result in negative same store sales and we are unable to offset the impact with operational savings our financial results may be further affected and we may be required to take impairment charges and to impair certain long-lived assets, goodwill and investments, including our 30% interest in Provalliance and such impairments could be material to our consolidated balance sheet and results of operations.

Changes in our key relationships may adversely affect our business and our operating results.

              We maintain key relationships with certain companies, including Wal-Mart. Termination or modification of any of these relationships, including Wal-Mart, could significantly reduce our revenues and have a material and adverse impact on our business, our operating results and our ability to grow.

Risks Related to the Notes and our Common Stock

The notes are effectively subordinated to our secured debt and any liabilities of our subsidiaries.

              The notes will be equal in right of payment with all of our existing and future unsecured senior debt and senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments (including trade payables) of our subsidiaries. The notes will also be effectively junior to our secured debt, if any, to the extent of the value of the assets securing such debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and other liabilities will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, in the event of our bankruptcy, liquidation or reorganization, our assets that secure any of our secured debt will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

              As of March 31, 2009, we had no secured indebtedness outstanding and our subsidiaries had outstanding $1.1 billion of total liabilities.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

              The convertible debt markets have experienced unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the Securities and Exchange Commission (the "SEC") on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of the common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of those companies whose common stock was subject to the short sale prohibition. The SEC orders expired at 11:59 p.m., New York City Time, on Wednesday, October 8, 2008. However, the SEC and New York Stock Exchange are currently considering instituting other limitations on effecting short sales (such as the up-tick rule), and other regulatory organizations may do the same. Any future governmental actions that interfere with the ability of convertible notes investors to effect short sales on the underlying common stock could significantly affect the market value of convertible securities, including the notes.

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

              If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only if you receive shares of our common stock upon conversion and only as of the conversion date (if we elect to settle our conversion obligation solely in cash) or as of the last trading day of the applicable cash settlement averaging period (if we elect to settle our conversion obligation with a combination of cash and common stock). For example, in the event that an amendment is proposed to our charter or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed the owner of the shares of our common stock, if any, due upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              The market price of our common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2008 and July 8, 2009, the trading price of our common stock on the New York Stock Exchange has ranged from a low of $8.21 per share to a high of $31.96 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this "Risk Factors" section and in the other documents incorporated herein by reference as well as, among other things:

  •
  our operating and financial performance and prospects;

  •
  our ability to repay our debt;

  •
  investor perceptions of us and the industry and markets in which we operate;

  •
  our dividend policy;

  •
  future sales of equity or equity-related securities;

  •
  changes in earnings estimates or buy/sell recommendations by analysts; and

  •
  general financial, domestic, international, economic and other market conditions.

              In addition, the stock market in recent years has experienced significant price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline because a decrease in the market price of our common stock would likely adversely impact the trading price of the notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is finally determined.

              Unless we elect to deliver solely shares of our common stock in respect of our conversion obligation, we will satisfy our conversion obligation to holders by paying cash in respect of a specified portion of our conversion obligation and by delivering shares of our common stock in settlement of any amounts in excess of such specified portion of our conversion obligation. Accordingly, upon conversion of a note, you may not receive any shares of our common stock, or you may receive fewer shares of our common stock relative to the conversion value of that note.

              If we elect to satisfy our conversion obligation by paying cash in respect of a specified portion of our conversion obligation, the amount of consideration that you will receive upon conversion of your notes will in part determined by reference to the volume-weighted average prices of our common stock for each trading day in a 20 trading-day cash settlement averaging period. As described under

"Description of Notes—Settlement upon Conversion," this period means, for notes with a conversion date occurring on or after April 15, 2014, the 20 consecutive trading-day period beginning on, and including, the 22nd scheduled trading day prior to the maturity date, and in all other instances, the 20 consecutive trading-day period beginning on, and including, the third trading day immediately following the relevant conversion date. As a result, upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is finally determined.

The conditional conversion features of the notes, if satisfied, may adversely affect our financial condition and operating results.

              In the event the conditional conversion features of the notes are satisfied, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See "Description of Notes—Conversion Rights." If one or more holders elect to convert their notes, we may, if we so elect or are deemed to have so elected, be required to settle all or a portion of the conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The conditional conversion features of the notes could result in your receiving less than the value of our common stock into which the notes would otherwise be convertible.

              Prior to the close of business on the business day immediately preceding April 15, 2014, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and/or common stock into which the notes would otherwise be convertible.

The notes are not protected by restrictive covenants.

              The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the indenture does not contain covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us except to the extent described under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes" and "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions."

The conversion rate for notes may not be adjusted for all dilutive events.

              The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under "Description of Notes—Conversion Rate Adjustments." Such conversion rate will not be adjusted, however, for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to such conversion rate.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change as required by the indenture governing the notes.

              Holders may require us to purchase their notes upon a fundamental change as described under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes." A fundamental change may also constitute an event of default, and result in the effective acceleration of the maturity of our then-existing indebtedness. There can be no assurance that we would have sufficient financial resources, or would be able to arrange financing, to pay the fundamental change purchase price for the notes surrendered by the holders in cash. In addition, the terms of our current and any then existing credit facilities and financing agreements may limit our ability to pay any fundamental change purchase price. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

              Upon the occurrence of certain fundamental change transactions described under "Description of Notes," you have the right to require us to repurchase your notes. However, the fundamental change provisions will only afford protection to holders of notes in the event of certain transactions. Other transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

The adjustment to the applicable conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

              If a specified corporate transaction constituting a make-whole fundamental change, as described under "Description of Notes," occurs, under certain circumstances we will increase the applicable conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the applicable conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in, or the price of our common stock over a ten trading-day period immediately preceding the effective date of, such transaction, as described under "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions." The adjustment to the applicable conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the stock price for such transaction (determined as described under "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions") is greater than $80.00 per share, or if such price is less than $12.37 per share (each such price, subject to adjustment), no adjustment will be made to the applicable conversion rate.

              Our obligation to increase the applicable conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The fundamental change provisions may delay or prevent an otherwise beneficial takeover attempt of us.

              The fundamental change purchase rights, which will allow noteholders to require us to purchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in "Description of Notes," and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of us and the removal of incumbent management that might otherwise be beneficial to investors.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

              The notes are a new issue of securities for which there is no established public market. We do not intend to apply for listing of the notes on any securities exchange or arrange for the notes to be quoted on any quotations system. We have been advised by the representatives of the underwriters that they intend to make a market in the notes as permitted by applicable laws and regulations; however, the representatives are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected.

Conversion of the notes may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes.

              The conversion of some or all of the notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

If we elect a cash settlement or a combination settlement, it may have adverse consequences.

              In lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of the notes, we may settle the notes surrendered for conversion entirely in cash or in a combination of cash and shares of our common stock. This feature of the notes, as described further under "Description of Notes—Settlement upon Conversion," may:

  •
  result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

  •
  reduce our liquidity;

  •
  delay holders' receipt of the consideration due upon conversion; and

  •
  subject holders to the market risks of our shares before receiving any shares upon conversion.

You may be subject to tax upon an adjustment to, or a failure to adjust, the conversion rate of the notes even though you do not receive a corresponding cash distribution.

              The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you will be deemed to have received for U.S. federal income tax purposes a taxable dividend to the extent of our earnings and profits without the receipt of any cash. In addition, a failure to adjust (or adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If you are a non-U.S. holder (as defined in "Certain United States Federal Income Tax Consequences"), such deemed dividend may be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be set off against subsequent payments on the notes. See "Description of Notes—Conversion Rate Adjustments" and "Certain United States Federal Income Tax Consequences."

              If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with such make-whole fundamental change. Such increase may be treated as a distribution subject to U.S. federal income tax as a dividend. See "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions" and "Certain United States Federal Income Tax Consequences."

The accounting method for convertible debt securities that may be settled in cash, such as the notes, is the subject of recent changes that could have a material effect on our reported financial results.

              In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of FSP APB 14-1 on the accounting for the notes is that the equity component would be included in the additional paid-in capital section of shareholders' equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. As a result, because of our adoption of FSP APB 14-1 for fiscal year 2010, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. Accordingly, FSP APB 14-1 requires interest expense to include both the current period's amortization of the debt discount and the instrument's coupon interest, which will decrease our reported or future financial results, compared to the instrument's coupon interest.

We may not have sufficient cash flow to make payments on the notes and our other debt.

              Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

              If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures, that such measures would satisfy our scheduled debt service obligations or that we would be able to implement any of these measures on favorable terms or at all.

              If we cannot make scheduled payments on our debt:

  •
  our debtholders could declare all outstanding principal and interest to be due and payable;

  •
  the lenders under our credit facilities could terminate their commitments and commence foreclosure proceedings against our assets;

  •
  we could be forced into bankruptcy or liquidation; and

  •
  you could lose all or part of your investment in the notes.

              The amount of our indebtedness may limit our financial and operating flexibility. For example, it could:

  •
  make it more difficult to satisfy our obligations with respect to our debt, including the notes;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

  •
  limit our ability to adjust rapidly to changing market conditions; and

  •
  increase our vulnerability to downturns in general economic conditions or in our business.

Despite the level of our indebtedness, we may still incur significantly more debt, which could further increase the risks described above.

              The terms of our credit facilities limit but do not prohibit us or our subsidiaries from incurring additional indebtedness in the future. Moreover, the terms of the notes do not limit our ability to incur additional indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify, and we may not be able to meet all our debt obligations, including repayment of the notes, in whole or in part. Subject to certain limitations, additional debt could also be secured or incurred by our subsidiaries, which could increase the risks described above.

Future sales of shares of our common stock may depress its market price.

              In addition to the shares of our common stock we are selling concurrently with this offering, we may, in the future, sell additional shares of our common stock to raise capital. Sales of substantial amounts of additional shares of common stock, including the shares of common stock in the concurrent offering, shares that may be sold by shareholders, shares of common stock underlying the notes and shares issuable upon exercise of outstanding options as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes being offered in this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

Dividends on our common stock could be reduced or eliminated in the event of material future deterioration in business conditions.

              Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. The downturn in the domestic and global economies could cause our board of directors to consider, among other things, reducing dividends paid on our common stock. This could adversely affect the market price of our common stock.

Anti-takeover provisions could negatively impact holders of our common stock.

              Certain provisions of our restated articles of incorporation, as amended, our bylaws, our rights agreement and Minnesota law may delay or make more difficult acquisitions or changes of control of our Company not approved by our board of directors. These provisions also make it more difficult for third parties to replace our management without the concurrence of our board of directors. In addition, "change of control" provisions in our stock option plans and other equity incentive plans and in our employment agreements and arrangements may result in an acceleration of amounts payable thereunder, and may also have the effect of delaying or making more difficult an acquisition or change of control. All of these provisions could have the effect of discouraging third parties from making proposals that holders of our common stock may otherwise consider to be in their best interests, including tender offers or attempts that might allow holders of our common stock to receive premiums over the market price of their common stock. See "Description of Capital Stock—Anti-Takeover Provisions" and "Description of Capital Stock—Rights Agreement."

We face risks related to rating agency downgrades.

              We do not intend to seek a rating on the notes. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by the investors, or reduce or withdraw their rating in the future, the market price of the notes and our common stock would be adversely affected. In addition, if any of our other outstanding debt is downgraded, raising capital will become more difficult, borrowing costs under our credit facilities and other future borrowings will increase, the terms under which we purchase goods and services will be affected, our ability to take advantage of potential business opportunities will be limited and the market price of the notes and common stock may decrease. We may also be forced to provide collateral or financial assurance for presently unsecured obligations.

An increase in interest rates could result in a decrease in the relative value of the notes.

              In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. Consequently, if you purchase the notes and market interest rates increase, the market value of your notes may decline.

FORWARD-LOOKING STATEMENTS

              This prospectus and the documents incorporated by reference in this prospectus contain or may contain "forward-looking statements" within the meaning of federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this prospectus reflect management's best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements included or incorporated by reference in this prospectus. Such forward-looking statements are often identified in this prospectus and the documents incorporated by reference in this prospectus by use of words including, but not limited to, "may," "believe," "project," "forecast," "expect," "estimate," "anticipate" and "plan."

              The following factors could affect our actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include:

  •
  competition within the personal hair care industry, which remains strong, both domestically and internationally;

  •
  price sensitivity;

  •
  changes in economic conditions, and in particular, continued weakness in the U.S. and global economies;

  •
  changes in consumer tastes and fashion trends;

  •
  labor and benefit costs;

  •
  legal claims;

  •
  risk inherent to international development (including currency fluctuations);

  •
  the continued ability of Regis and its franchisees to obtain suitable locations and financing for new salon development and to maintain satisfactory relationships with landlords and other licensors with respect to existing locations;

  •
  governmental initiatives such as minimum wage rates, taxes and possible franchise legislation;

  •
  the ability of Regis to successfully identify, acquire and integrate salons that support its growth objectives;

  •
  the ability of Regis to maintain satisfactory relationships with suppliers; and

  •
  other factors not listed above.

              Our ability to increase our revenue is dependent on salon acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in "Risk Factors" in this prospectus, under "Item 1A.—Risk Factors" in our most recent Annual Report on Form 10-K and under "Item 1A.—Risk Factors" in each subsequently filed Quarterly Report on Form 10-Q. Any forward looking statement which we make in this prospectus or in any of the documents that are incorporated by reference herein speaks only as of the date of such statement. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed with the SEC.

 USE OF PROCEEDS

              We estimate that the net proceeds from this offering will be approximately $145.5 million ($167.325 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount but before taking into account expenses payable by us.

              We estimate that the net proceeds from our concurrent common stock offering will be approximately $136.032 million ($156.437 million if the underwriters' overallotment option in that offering is exercised in full), after deducting the underwriting discount but before taking into account expenses payable by us in that offering.

              We plan to use approximately $277 million of the net proceeds from this offering, along with the net proceeds from our concurrent common stock offering, to repay $267 million aggregate principal amount of our outstanding fixed rate 7.20% Senior Notes, Series B, due 2012, 4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013, and 5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015 and our outstanding Floating Rate Senior Notes, Series 2005-B, Tranche 1, due 2015 (which currently bear interest at 1.12% per annum) and Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2013 (which currently bear interest at 1.15% per annum). The fixed rate notes are being repaid with a premium over the principal amount that is less than the current make-whole premium. In connection with the repayment of the floating rate senior notes, Regis expects to incur an expense of approximately $3.6 million related to the early settlement of certain interest rate swaps.

              We intend to use the remaining net proceeds, if any, to pay down outstanding borrowings under our revolving credit facility (which bear interest at one week LIBOR plus 250 basis points) and for general corporate purposes.

              Neither the completion of this offering nor the completion of our concurrent offering of shares of our common stock is contingent on the completion of the other. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any shares of our common stock in the concurrent offering.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 on:

  •
  an actual historical basis;

  •
  an as adjusted basis to give effect to the receipt of the net proceeds from this offering and the application of such net proceeds to repay portions of our indebtedness, as described under "Use of Proceeds;" and

  •
  an as further adjusted basis to give further effect to the receipt of the net proceeds from our concurrent offering of common stock and the application of such net proceeds to repay portions of our indebtedness, as described under "Use of Proceeds."

              This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and other financial information pertaining to us included in our Current Report on Form 8-K filed on July 6, 2009 and in our Quarterly Reports on Form 10-Q for the interim periods ended December 31, 2008 and March 31, 2009, respectively, each of which is incorporated by reference in this prospectus. The information set forth below takes into account our offering and certain related expenses but assumes no exercise by the underwriters of their respective overallotment options granted pursuant to this offering and the concurrent offering of our common stock.

	As of March 31, 2009
	Actual	As Adjusted		As Further Adjusted
	(dollars in thousands)
Cash and cash equivalents	$57,063	$56,174	(1)	$53,375	(1)

Credit agreements
Revolving credit facility	$64,900	$64,900		$64,900
Term loan facility	85,000	85,000		85,000
Other obligations
8.39% Series I Senior Notes due 2010	12,500	12,500		12,500
4.69% Series J Senior Notes due 2013	21,429	21,429		21,429
4.65% Series L Senior Notes due 2009	30,000	30,000		30,000
4.86% Series M Senior Notes due 2010	30,000	30,000		30,000
6.01% Series N Senior Notes due 2010	25,000	25,000		25,000
6.05% Series O Senior Notes due 2017	50,000	50,000		50,000
6.05% Series P Senior Notes due 2017	75,000	75,000		75,000
7.20% Senior Notes, Series B, due 2012	67,000	32,612		—
4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013	30,000	14,602		—
5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015	70,000	34,072		—
Floating Rate Senior Notes, Series 2005-B, Tranche 1, due 2013	70,000	34,072		—
Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2015	30,000	14,602		—
5% convertible senior notes due 2014(2)	—	150,000		150,000
Capital leases and other	40,778	40,778		40,778

Total debt	701,607	714,567		584,607
Common stock, $0.05 par value; issued and outstanding 43,202,231 common shares at March 31, 2009, actual and as adjusted; issued and outstanding 54,702,231 common shares at March 31, 2009, as further adjusted	2,160	2,160		2,735
Additional paid in capital(3)	152,028	152,028		286,998
Other accumulated comprehensive loss	25,560	25,560		25,560
Retained earnings(4)	603,703	598,697		593,949

Total shareholders' equity	783,451	778,445		909,242

Total capitalization	$1,485,058	$1,493,012		$1,493,849

(1)
Takes into account underwriting discounts and commissions, the make-whole payments and expenses relating to the early settlement of certain interest rate swaps associated with the repayment of our outstanding notes as described under "Use of Proceeds," as well as fees and expenses associated with the repurchase of those notes and the amendments to our credit facility.

(2)
Under FSP APB 14-1 Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1), which we adopted on July 1, 2009, an estimated debt discount would have been recorded for the convertible senior notes, reducing the outstanding debt amounts and increasing shareholders' equity. This discount is not reflected in the amount shown in the table above as we had not adopted FSP APB 14-1 as of March 31, 2009. FSP APB 14-1 will be applicable to periods following July 1, 2009.

(3)
Takes into account the underwriting discount for the common stock offering and related expenses.

(4)
Retained earnings is impacted by approximately $10 million of make-whole payments, $3.6 million related to the early settlement of certain interest rate swaps, $0.9 million related to the write off of deferred financing fees and other related fees of $1.0 million. The after tax impact of such adjustments totals $9.7 million.

 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

              Our common stock is listed on the New York Stock Exchange under the symbol "RGS". The following table shows the quarterly range of the high and low sale prices for our common stock as reported by the New York Stock Exchange and the dividend we paid per share of common stock in each of our fiscal periods as indicated.

	Common Stock Market Price
	High	Low	Dividends Declared
2007
First Quarter	$37.64	$32.32	$0.04
Second Quarter	40.45	35.33	0.04
Third Quarter	43.35	38.60	0.04
Fourth Quarter	41.82	37.55	0.04
2008
First Quarter	$39.13	$30.38	$0.04
Second Quarter	34.96	26.31	0.04
Third Quarter	28.40	22.20	0.04
Fourth Quarter	31.39	26.32	0.04
2009
First Quarter	$31.96	$24.34	$0.04
Second Quarter	27.83	8.21	0.04
Third Quarter	16.02	9.81	0.04
Fourth Quarter	20.36	13.94	0.04
2010
First Quarter (through July 8, 2009)	$18.46	$12.15	$—

              The last reported sale price of our common stock on the New York Stock Exchange on July 8, 2009 was $12.37 per share. As of June 30, 2009, there were 43,881,364 shares of our common stock outstanding held by approximately 1,458 shareholders of record. Such number of record owners was determined from our shareholder records and does not include beneficial owners of our common stock held in the name of various security holders, dealers and clearing agencies.

              Holders of our common stock are entitled to receive such dividends as our board of directors from time to time may declare out of funds legally available therefore. Our board of directors has no obligation to declare dividends under Minnesota law, our restated articles of incorporation, as amended, or our bylaws. Any determination by our board of directors to pay dividends in the future will be based on various factors, including economic conditions and our financial condition, results of operations and current and anticipated cash needs.

RATIO OF EARNINGS TO FIXED CHARGES

              The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

						Nine Months Ended March 31, 2009(2)
	Fiscal Year Ended June 30,
	2004	2005	2006	2007	2008
	(dollars in thousands)
Ratio of earnings to fixed charges	7.86	4.18	5.06	3.48	4.08	2.36
Pro forma ratio of earnings to fixed charges(1)	—	—	—	—	4.92	2.73

(1)
The pro forma ratios of earnings to fixed charges for the nine months ended March 31, 2009 and the year ended June 30, 2008 are presented because the net proceeds from this offering will be used to retire outstanding indebtedness and the use of these proceeds in this manner will affect the historical ratio for the periods noted above by more than 10 percent.

(2)
The decrease in ratio of earnings to fixed charges during the nine months ended March 31, 2009 results from the $41.7 million goodwill impairment charge associated with our salon concepts in the United Kingdom recorded in the three months ended December 31, 2008.

              For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and equity in income of affiliated companies, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

 DESCRIPTION OF NOTES

              Set forth below is a description of the terms of our 5% Convertible Senior Notes due 2014. We will issue the notes under an indenture, to be entered into upon the closing of this offering, between us and Wells Fargo Bank, N.A., as trustee (which we refer to as the "trustee"). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to certain provisions of the Trust Indenture Act of 1939, as amended, which we refer to as the "Trust Indenture Act."

              You may request a copy of the indenture from us. See "Where You Can Find More Information."

              The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to, and is qualified by reference to, all the provisions of the notes and the indenture, including the definitions of certain terms used in these documents. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

              For purposes of this description, references to "the Company," "we," "our" and "us" refer only to Regis Corporation, and not to its subsidiaries.

General

              We are offering $150,000,000 aggregate principal amount of the notes (or $172,500,000 if the underwriters exercise their over-allotment option in full). The notes will mature on July 15, 2014, subject to earlier repurchase or conversion.

              The notes:

  •
  will be our general unsecured senior obligations;

  •
  will be issued in denominations of $1,000 and integral multiples of $1,000;

  •
  will be represented by one or more registered notes in global form, but in limited circumstances may be represented by notes in definitive form as described below under "—Book-Entry, Settlement and Clearance;"

  •
  will not be subject to redemption at our option;

  •
  will be equal in right of payment with our other unsecured senior debt and senior in right of payment to our debt that is expressly subordinated to the notes, if any;

  •
  will be structurally subordinated to all liabilities of our subsidiaries; and

  •
  will be effectively junior to our secured debt, if any, to the extent of the value of the assets securing such debt.

              Subject to the fulfillment of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of 64.6726 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $15.46 per share of common stock). The applicable conversion rate is subject to adjustment if certain events occur.

              Upon conversion of a note, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described below under "—Settlement upon Conversion." Holders will not receive any additional cash payment for interest accrued and unpaid to the conversion date except under the circumstances described below under "—Conversion Rights—General."

              We use the term "note" in this prospectus to refer to each $1,000 principal amount of notes.

              We may from time to time repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

              We may, without the consent of the holders, reopen the indenture and issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes.

              The registered holder of a note will be treated as the owner of it for all purposes, and all references herein to "holders" refer to the registered holders.

              Other than restrictions described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" and "—Consolidation, Merger and Sale of Assets" below, and except for the provisions set forth under "—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions," the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect the holders.

Payments on the Notes; Paying Agent and Registrar

              Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company or its nominee, as the case may be, in its capacity as the registered holder under the indenture.

              Any certificated notes may be presented for payment at the office or agency designated by us (which will be in the Borough of Manhattan, New York City). Initially, the corporate trust office of the trustee will serve as such office, as our paying agent and registrar.

              We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

Transfer and Exchange

              A holder may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but any tax or similar governmental charge required by law or permitted by the indenture because a holder requests any shares to be issued in a name other than such holder's name will be paid by such holder. We are not required to transfer or exchange any note surrendered for repurchase or conversion except for any portion of that note not being repurchased or converted, as the case may be.

Interest

              The notes will bear interest at a rate of 5% per annum. Interest will accrue from July 14, 2009 and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2010.

              Interest will be paid to the person in whose name a note is registered at the close of business on January 1 or July 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. If any interest payment date or the stated maturity date or any earlier date of repurchase falls on a day that is not a business day, the required payment of principal and/or interest will be made on the next succeeding business day with full force and effect as if made on such day, and no interest or other amount will be paid as a result of the delay.

              A "business day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in New York City are authorized or obligated by law or executive order to close or be closed.

              References to interest in this prospectus include additional interest, if any, payable upon our election to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with our reporting obligations as described under "—Events of Default."

Ranking

              The notes will be our general unsecured obligations and will rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes, if any. The notes will rank equally in right of payment with all of our existing and future unsecured senior debt. The notes will effectively rank junior to our secured debt, if any, to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure such secured debt, if any, will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all notes then outstanding. The indenture governing the notes offered hereby will not limit our ability or the ability of our subsidiaries to incur additional indebtedness in the future, including senior secured indebtedness.

              The notes will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. As of March 31, 2009, our subsidiaries had $1.1 billion of total liabilities.

Conversion Rights

    General

              Prior to the close of business on the business day immediately preceding April 15, 2014, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings "—Conversion Upon Satisfaction of Sale Price Condition," "—Conversion Upon Satisfaction of Trading Price Condition," and "—Conversion Upon Specified Corporate Transactions." On or after April 15, 2014, holders may convert each of their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date for the notes. The conversion rate will initially be 64.6726 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $15.46 per share of common stock). Upon conversion of a note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination thereof at our election, all as set forth below under "—Settlement upon Conversion." If we satisfy our conversion obligation solely in cash or through payment and delivery of a combination of cash and shares of our common stock, the amount of cash and shares of our common stock, if any, due upon conversion will be based on a daily conversion value (as defined below under "—Settlement upon Conversion") calculated on a proportionate basis for each trading day in the 20 trading-day cash settlement averaging period (as defined below under "—Settlement upon Conversion"). We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will deliver cash in lieu of any such fractional shares as described below under "—Settlement upon Conversion." The trustee will initially act as the conversion agent.

              The conversion rate and the corresponding conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below under "—Conversion Rate Adjustments" and "—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions." The applicable conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder's notes so long as the notes converted are an integral multiple of $1,000 principal amount.

              Upon conversion, a holder will not receive any additional cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Except in such case, our settlement of conversions as described below under "—Settlement upon Conversion" will be deemed to satisfy our obligation to pay:

  •
  the principal amount of the note; and

  •
  accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

              Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, holders of such notes at 5:00 p.m., New York City time, on the regular record date will receive payment of the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Any notes surrendered for conversion by a holder during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

  •
  if we have specified a fundamental change purchase date (as defined below) that is after a regular record date and on or prior to the corresponding interest payment date;

  •
  to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note; or

  •
  if the notes are surrendered for conversion after 5:00 p.m., New York City time, on the regular record date immediately preceding the maturity date.

              If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder's name, in which case the holder will pay that tax.

              The "conversion date" with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert a note.

              If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder first withdraws its repurchase notice.

              Holders may surrender their notes for conversion into cash and shares of our common stock, if any, under the following circumstances:

    Conversion Upon Satisfaction of Sale Price Condition

              Prior to the close of business on the business day immediately preceding April 15, 2014, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after September 30, 2009 if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day.

              The "last reported sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by Pink OTC Markets Inc. or similar organization. If our common stock is not so quoted, the "last reported sale price" will be determined by a U.S. nationally recognized independent investment banking firm selected by us for this purpose. The last reported sale price will be determined without reference to after-hours or extended market trading.

              "Trading day" means a day on which (i) trading in our common stock generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, "trading day" means a "business day."

    Conversion Upon Satisfaction of Trading Price Condition

              Prior to the close of business on the business day immediately preceding April 15, 2014, a holder of notes may surrender its notes for conversion during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

              The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $5 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each day we fail to do so.

              The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and applicable conversion rate. If the trading price condition has been met, we will so notify the holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders.

              The "bid solicitation agent" will initially be Regis. Regis may, however, appoint another person (including the trustee) as the bid solicitation agent without prior notice to the holders of the notes.

    Conversion Upon Specified Corporate Transactions

    Certain Distributions

              If we elect to:

  •
  issue to all or substantially all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days after the announcement date of such issuance, our common stock at less than the average of the last reported sale prices of a share of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance; or

  •
  distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the trading day preceding the date of announcement for such distribution, we must notify the holders of the notes at least 25 scheduled trading days prior to the ex-dividend date for such issuance or distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such issuance or distribution will not take place, even if the notes are not otherwise convertible at such time. The "ex-dividend date" is the first date upon which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question. Notwithstanding the foregoing, a holder may not convert its notes under the foregoing conversion provisions if the holder will participate in such issuance or distribution, at the same time and upon the same terms as holders of our common stock, as if such holder held, for each $1,000 principal amount of notes, a number of shares of common stock equal to the conversion rate.

    Certain Corporate Events

              If a transaction or event that constitutes a "fundamental change" (as defined under "—Fundamental Change Permits Holders to Require Us to Purchase Notes") or a "make-whole fundamental change" (as defined under "—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions") occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes," or if we are a party to a consolidation, merger, binding share exchange, or sale, transfer or lease of all or substantially all of our assets, in each case, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 25 scheduled trading days prior to the anticipated effective date of the transaction until 35 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the related fundamental change purchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 25 scheduled trading days prior to the anticipated effective date of such transaction.

    Conversions on or after April 15, 2014

              On or after April 15, 2014, a holder may convert any of its notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion Procedures

              If you hold a beneficial interest in a global note, to convert you must comply with DTC's procedures for converting a beneficial interest in a global note and, if required, pay funds equal to the amount of interest payable on the next interest payment date and all transfer or similar taxes, if any.

              If you hold a certificated note, to convert you must:

  •
  complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

  •
  deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

If a holder has already delivered a purchase notice as described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Settlement upon Conversion

              Upon conversion, we may choose to deliver either cash, shares of our common stock or a combination of cash and shares of our common stock, as described below.

              All conversions on or after April 15, 2014 will be settled in the same relative proportions of cash and/or shares of our common stock, which we refer to as the "settlement method." If we have not delivered a notice of our election of settlement method prior to April 15, 2014, we will be deemed to have elected to deliver cash and shares of our common stock in respect of our conversion obligation, as described in the third bullet point of the third paragraph below, and the specified dollar amount (as defined below) will be equal to $1,000.

              Prior to April 15, 2014, we will use the same settlement method for all conversions occurring on any given conversion date. Except for any conversions that occur on or after April 15, 2014, we will not have any obligation to use the same settlement method with respect to conversions that occur on different conversion dates. In other words, prior to April 15, 2014, we may choose with respect to one conversion date to settle conversions in shares of our common stock only, and choose with respect to another conversion date to settle in cash, shares of our common stock or a combination of cash and shares of our common stock. With respect to each conversion date occurring prior to April 15, 2014, we will inform holders so converting through the trustee of the settlement method we have selected (including the specified dollar amount, if applicable) no later than the second business day immediately following the related conversion date. If we do not make such an election, we will be deemed to have elected to deliver cash and shares of our common stock in respect of our conversion obligation, as described in the third bullet point below, and the specified dollar amount will be equal to $1,000.

              Settlement amounts will be computed as follows:

  •
  if we elect to satisfy our conversion obligation solely in shares of our common stock, we will deliver to the converting holder a number of shares of our common stock equal to (1) (i) the aggregate principal amount of notes to be converted divided by (ii) $1,000, multiplied by (2) the applicable conversion rate;

  •
  if we elect to satisfy our conversion obligation solely in cash, we will deliver to the converting holder, in respect of each $1,000 principal amount of notes being converted, cash in an amount equal to the sum of the daily conversion values for each of the 20 consecutive trading days during the related cash settlement averaging period; and

  •
  if we elect to satisfy our conversion obligation through delivery of a combination of cash and shares of our common stock, we will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a "settlement amount" equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the related cash settlement averaging period.

              The "daily settlement amount," for each of the 20 consecutive trading days during the cash settlement averaging period, will consist of:

  •
  cash equal to the lesser of (i) a dollar amount per note to be received upon conversion as specified by us in the notice regarding our chosen settlement method (the "specified dollar amount"), if any, divided by 20 (such quotient being referred to as the "daily measurement value") and (ii) the daily conversion value; and

  •
  to the extent the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP of our common stock for such trading day.

              "Daily conversion value" means, for each of the 20 consecutive trading days during the cash settlement averaging period, one-twentieth (1/20th) of the product of (i) the applicable conversion rate and (ii) the daily VWAP of our common stock on such trading day.

              "Daily VWAP" of our common stock, in respect of any trading day, means the per share volume-weighted average price on the New York Stock Exchange as displayed under the heading "Bloomberg VWAP" on Bloomberg page RGS.N <equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as determined by our board of directors in a commercially reasonable manner, using a volume-weighted average price method) and will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

              "Cash settlement averaging period," with respect to any note, means the 20 consecutive trading-day period beginning on, and including, the third trading day immediately following the related conversion date, except that "cash settlement averaging period" means, with respect to any conversion date occurring during the period beginning on, and including, April 15, 2014 and ending at 5:00 p.m., New York City time, on the second scheduled trading day immediately prior to the maturity date, the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day prior to the maturity date.

              For the purposes of determining the settlement amount only, "trading day" means a day during which trading in our common stock generally occurs on the primary exchange or quotation system on which our common stock then trades or is quoted and there is no market disruption event.

              For the purposes of determining the settlement amount, "market disruption event" means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence, prior to 1:00 p.m., New York City time, on any trading day for our common stock, of an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

              "Scheduled trading day" means any day that is scheduled to be a trading day.

              We generally will deliver the conversion consideration in respect of any notes that you convert by the third trading day immediately following the last trading day of the cash settlement averaging period. However:

  •
  if we elect to satisfy our conversion obligation solely in shares of our common stock, we will deliver the conversion consideration due in respect of conversion on the third trading day immediately following the relevant conversion date; and

  •
  if prior to the conversion date for any converted notes our common stock has been replaced by reference property (as defined under "—Conversion Rate Adjustments" below) consisting solely of cash (pursuant to the provisions described under "—Conversion Rate Adjustments"), we will deliver the conversion consideration due in respect of conversion on the third trading day immediately following the relevant conversion date.

Notwithstanding the foregoing, if any information required in order to calculate the conversion consideration deliverable will not be available as of the applicable settlement date, we will deliver the additional shares of our common stock or other consideration resulting from that adjustment on the third trading day after the earliest trading day on which such calculation can be made.

              We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the daily VWAP of our common stock on the relevant conversion date (if we elect to satisfy our conversion obligation solely in shares of our common stock) or based on the daily VWAP of our common stock on the last trading day of the relevant cash settlement averaging period (in the case of any other settlement method).

Conversion Rate Adjustments

              The applicable conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder, without having to convert their notes.

              (1)         If we issue solely shares of our common stock as a dividend or distribution on all or substantially all of our shares of our common stock, or if we effect a share split or share combination of our common stock, the applicable conversion rate will be adjusted based on the following formula:

CR =	CR0	×	OS OS0

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

CR
=     the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such share split or share combination, as the case may be;

OS0
=      the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

OS
=      the number of shares of our common stock outstanding immediately after such dividend or distribution, or immediately after the effective date of such share split or share combination, as the case may be.

              If any dividend or distribution described in this clause (1) is declared but not so paid or made or the outstanding shares of common stock are not so split or combined, as the case may be, the conversion rate shall be readjusted to the conversion rate that would then be in effect as if such dividend or distribution or share split or combination had not been declared or announced.

              (2)         If we distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them for a period of not more than 60 calendar days from the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the declaration date for such distribution, the applicable conversion rate will be increased based on the following formula (provided that the applicable conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration or are not distributed):

CR	=	CR0 ×	OS0 + X OS0 + Y

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR
=     the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

OS0
=      the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such distribution;

X
=        the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y
=        the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common stock at less than the average of the last reported sale prices of our common stock for each trading day in the applicable 10 consecutive trading-day period, there shall be taken into account any consideration we receive for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration if other than cash to be determined by our board of directors.

              (3)         If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding

  •
  dividends or distributions (including share splits) or rights, options or warrants referred to in clause (1) or (2) above;

  •
  dividends or distributions paid exclusively in cash; and

  •
  spin-offs to which the provisions set forth below in this clause (3) shall apply then the applicable conversion rate will be increased based on the following formula:

CR	=	CR0 ×	SP0 SP0 - FMV

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR
=     the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0
=      the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV
=  the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock as of the open of business on the ex-dividend date for such distribution.

              If such distribution is not so made, the conversion rate shall again be adjusted to be the conversion rate that would then be in effect as if such dividend or distribution had not been declared.

              If the then fair market value of the portion of the shares of capital stock, evidences of indebtedness or other assets or property so distributed applicable to one share of common stock is equal to or greater than the average of the last reported sales prices of the common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution, in lieu of the foregoing adjustment, adequate provisions shall be made so that each holder of a note shall have the right to receive on conversion in respect of each note held by such holder, in addition to the cash, shares of common stock or combination thereof to which such holder is entitled to receive, the amount and kind of securities and assets such holder would have received had such holder already owned a number of shares of common stock equal to the applicable conversion rate immediately prior to the record date for the distribution of the securities or assets.

              With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on all or substantially all of the shares of our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit that are or will be when issued listed on a securities exchange, which we refer to as a "spin-off," the applicable conversion rate will be increased based on the following formula:

CR	=	CR0 ×	FMV + MP0 MP0

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for the spin-off;

CR
=     the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for the spin-off;

FMV
=  the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the ex-dividend date for the spin-off (such period, the "valuation period"); and

MP0
=     the average of the last reported sale prices of our common stock over the valuation period.

              The adjustment to the applicable conversion rate under the preceding paragraph of this clause (3) will be made immediately after the open of business on the day after the last day of the valuation period, but will be given effect as of the open of business on the ex-dividend date for the spin-off. If the ex-dividend date for the spin-off is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (3) to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for the spin-off to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the applicable conversion rate, in respect of any conversion during the 10 trading days commencing on the ex-dividend date for any spin-off, references within the portion of this clause (3) related to "spin-offs" to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, but excluding, the relevant conversion date.

              (4)         If we make or pay any cash dividend or distribution to all, or substantially all, holders of our outstanding common stock in an amount per share of our common stock that exceeds the dividend threshold amount, the applicable conversion rate will be increased based on the following formula:

CR =	CR0 ×	SP0 SP0 - C

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR
=     the applicable conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0
=      the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

C
=        the amount in cash per share we pay or distribute to holders of our common stock in excess of the dividend threshold amount (which dividend threshold amount will be deemed to be zero if the dividend or distribution is not a regular quarterly cash dividend).

The dividend threshold amount is initially $0.04 and is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the dividend threshold amount for any adjustment to the conversion rate under this clause (4).

              If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

              (5)         If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock and, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the "expiration date"), the applicable conversion rate will be increased based on the following formula:

CR =	CR0 ×	AC + (SP × OS) OS0 × SP

where,

CR0
=     the applicable conversion rate in effect immediately prior to the open of business on the trading day next succeeding the expiration date;

CR
=     the applicable conversion rate in effect immediately after the open of business on the trading day next succeeding the expiration date;

AC
=     the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0
=      the number of shares of our common stock outstanding immediately prior to the time (the "expiration time") such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);

OS
=      the number of shares of our common stock outstanding immediately after the expiration time (after giving effect to such tender offer or exchange offer); and

SP
=      the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to the applicable conversion rate under the preceding paragraph of this clause (5) will be given effect at the open of business on the trading day next succeeding the expiration date. If the trading day next succeeding the expiration date is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (5) to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the applicable conversion rate, in respect of any conversion during the 10 trading days commencing on the trading day next succeeding the expiration date, references within this clause (5) to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, but excluding, the relevant conversion date.

              Except as stated herein, we will not adjust the applicable conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right, option or warrant to purchase shares of our common stock or such convertible or exchangeable securities.

              If we adjust the conversion rate pursuant to the above provisions, we will notify the trustee and issue a press release containing the relevant information (and make the press release available on our website).

              In the event of:

  •
  any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

  •
  a consolidation, merger, combination or binding share exchange involving us; or

  •
  a sale, lease or conveyance to another person of all or substantially all of our property and assets,

in each case as a result of which our common stock would be converted into, or exchanged for, cash, securities or other property, you will be entitled thereafter to convert your notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive upon such transaction (the "reference property"); provided that, at and after the effective time of any such transaction, our conversion obligation upon conversion of the notes will continue to be payable as described under the provision under "—Settlement upon Conversion," including our right to determine the form of consideration as described therein. For purposes of the foregoing, the daily conversion value and daily VWAP will be determined by reference to units of reference (each consisting of the reference property received by holders of shares of our common stock pursuant to the applicable transaction or event in respect of each share of our common stock) in lieu of shares of our common stock.

              For purposes of the foregoing, the type and amount of consideration that holders of our common stock are entitled to in the case of reclassifications, consolidations, mergers, combinations, binding share exchanges, sales or conveyances of property or assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration because the holders of our common stock have the right to elect the type of consideration they receive will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election (or a plurality thereof if holders of our common stock are entitled to make multiple elections pursuant to the applicable transaction or event).

              If the notes become convertible into reference property, we will notify the trustee and issue a press release containing the relevant information (and make the press release available on our website). If applicable, we will also notify holders and the trustee of the weighted average as soon as practicable after such determination is made.

              We are permitted to increase the applicable conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the applicable conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event. We will not take any action that would result in adjustment of the conversion rate, pursuant to the provisions described above, in such a manner as to result in the reduction of the conversion price to less than the par value per share of our common stock.

              To the extent that we have a rights plan (i.e., a poison pill) in effect upon conversion of the notes, you will receive, in addition to any common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, the applicable conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or other assets or property having a fair market value of the rights as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

              The applicable conversion rate will not be adjusted:

  •
  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

  •
  upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

  •
  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

  •
  for a change in the par value of our common stock; or

  •
  for accrued and unpaid interest.

              Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, (i) upon any conversion of notes and (ii) on each of the 22 scheduled trading days immediately preceding the maturity date. Except as described in this section or in "—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions," we will not adjust the conversion rate.

Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions

              If you elect to convert your notes at any time from, and including, the effective date of a "make-whole fundamental change" (as defined below) to, and including, the second scheduled trading day immediately preceding the related fundamental change purchase date (as defined below), or if a make-whole fundamental change does not also constitute a fundamental change as described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" the 35th business day immediately following the effective date of such make-whole fundamental change (such period, the "make-whole fundamental change period"), the applicable conversion rate will, to the extent described below, be increased by an additional number of shares of our common stock (these shares being referred to as the "additional shares"). We will notify holders and the trustee of the effective date of such make-whole fundamental change and issue a press release (and make the press release available on our website) as soon as practicable after such effective date but in any event no later than 5 trading days after such effective date. Notes surrendered for conversion during the make-whole fundamental change period will be settled based on the increased conversion rate, if any, in the manner described under "—Settlement upon Conversion," subject where applicable to the provisions concerning the treatment of reference property described under "—Conversion Rate Adjustments."

              A "make-whole fundamental change" means any transaction or event that constitutes a fundamental change under clause (1) or (2) of the definition of fundamental change as described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" below (in the case of any fundamental change described in clause (2) of the definition thereof, determined without regard to the proviso in such clause but after giving effect to the exceptions and exclusions to the definition of fundamental change that otherwise apply).

              The number of additional shares by which the conversion rate for the notes will be increased for conversions that occur during the make-whole fundamental change period will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs (the "effective date") and the price (the "stock price") paid or deemed paid per share of our common stock in the make-whole fundamental change. If holders of our common stock receive only cash in the case of a make-whole fundamental change described in clause (2) under the definition of fundamental change, the stock price shall be the cash amount paid per share of our common stock. In the case of any other make-whole fundamental change, the stock price shall be the average of the last reported sales prices of our common stock over the ten consecutive trading-day period ending on, and including, the trading day immediately preceding the effective date of such make-whole fundamental change.

              The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the applicable conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the applicable conversion rate as set forth under "—Conversion Rate Adjustments."

              The following table sets forth numbers of additional shares to be received per $1,000 principal amount of notes based on the respective stock prices and effective dates set forth below:

	Stock Price
Effective Date	$12.37	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$80.00
July 14, 2009	16.1681	11.8094	9.4106	7.8689	6.0238	4.9654	3.7198	2.9931	2.5112	1.9115
July 15, 2010	16.1681	10.9352	8.4161	6.8803	5.1407	4.2163	3.1482	2.5312	2.1233	1.6141
July 15, 2011	16.1681	9.9752	7.2520	5.7126	4.1189	3.3462	2.4913	2.0006	1.6763	1.2700
July 15, 2012	16.1681	8.6684	5.7020	4.2036	2.8855	2.3233	1.7256	1.3817	1.1529	0.8671
July 15, 2013	16.1681	6.5635	3.4703	2.2542	1.4999	1.2274	0.9239	0.7436	0.6233	0.4728
July 15, 2014	16.1681	1.9940	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

              The exact stock prices and effective dates may not be set forth in the table above, in which case:

  •
  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

  •
  if the stock price is greater than $80.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

  •
  if the stock price is less than $12.37 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate for the notes exceed 80.8407 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under "—Conversion Rate Adjustments."

              If a holder of notes elects to convert its notes prior to the effective date of any make-whole fundamental change, such holder will not be entitled to an increased conversion rate in connection with such conversion.

Fundamental Change Permits Holders to Require Us to Purchase Notes

              If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase all of your notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000, on a date (the date being referred to as the "fundamental change purchase date") of our choosing that is not less than 20 or more than 35 business days after the date on which we notify holders and the trustee of the occurrence of the effective date for such fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date and the price we are required to pay to the holder surrendering the note for repurchase will be equal to 100% of the principal amount of notes subject to repurchase and will not include any accrued and unpaid interest). Any notes purchased by us will be paid for in cash.

              A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued when any of the following occurs:

    (1)
    a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

    (2)
    consummation of any binding share exchange, exchange offer, tender offer, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one or more of our subsidiaries (any such exchange, offer, consolidation, merger, sale, lease or other transfer transaction or series of transactions being referred to herein as an "event"); provided, however, that any such event where the holders of more than 50% of our shares of common stock immediately prior to such event, own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving person or transferee or the parent thereof immediately after such event shall not be a fundamental change;

    (3)
    our stockholders approve any plan or proposal for our liquidation or dissolution; or

    (4)
    our common stock (or other common stock into which the notes are then convertible) ceases to be listed on at least one U.S. national securities exchange.

Notwithstanding the foregoing, no transaction or event described in clause (2) above will constitute a fundamental change if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or event that would otherwise have constituted a fundamental change consists of shares of common stock that are traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with the relevant transaction or event (these securities being referred to as "publicly traded securities") and as a result of this transaction or event the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares (subject to the provisions set forth above under "—Settlement upon Conversion").

              On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of, and issue a press release (and make the press release available on our website) in respect of, the occurrence of the fundamental change and of the resulting purchase right. Such notice will state, among other things:

  •
  the events causing a fundamental change;

  •
  the effective date of the fundamental change, and whether the fundamental change is a make-whole fundamental change, in which case the effective date of the make-whole fundamental change;

  •
  the last date on which a holder may exercise the purchase right;

  •
  the fundamental change purchase price;

  •
  the fundamental change purchase date;

  •
  if applicable, the name and address of the paying agent and the conversion agent;

  •
  if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

  •
  if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to require us to purchase their notes.

              To exercise your fundamental change purchase right, you must deliver, on or before the scheduled trading day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

  •
  if certificated notes have been issued, the certificate numbers of your notes to be delivered for purchase;

  •
  the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

  •
  that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, the notice given by each holder must comply with appropriate DTC procedures.

              You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the scheduled trading day immediately preceding the fundamental change purchase date. The notice of withdrawal must state:

  •
  the principal amount of the withdrawn notes;

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

  •
  the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, the withdrawal notice given by each holder must comply with appropriate DTC procedures.

              We will be required to purchase the notes that have been validly surrendered for purchase and not withdrawn on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of your notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the fundamental change purchase date, then:

  •
  the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

  •
  all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon book-entry transfer or delivery of the notes).

              The purchase rights of the holders could discourage a potential acquirer of us, even if the acquisition may be beneficial to you. The fundamental change purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

              The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

              No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

              The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the sale, lease or other transfer of less than all of our assets may be uncertain.

              If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. In addition, we have, and may in the future incur, other indebtedness with similar change of control provisions permitting our debt holders to accelerate upon the occurrence of similar events and that may contain negative covenants limiting our ability to purchase the notes upon the occurrence of a fundamental change. See "Risk Factors—Risks Related to the Notes and our Common Stock—We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change as required by the indenture governing the notes." If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture.

              In connection with any fundamental change purchase offer, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

  •
  file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

  •
  otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

              We will not be required to make a fundamental change purchase offer if a third party makes the fundamental change purchase offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a fundamental change purchase offer made by us and purchases all notes validly tendered and not withdrawn under such fundamental change purchase offer.

Consolidation, Merger and Sale of Assets

              The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person unless (1) if we are not the resulting, surviving or transferee person, the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such person expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; (2) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture; and (3) other conditions specified in the indenture are met.

              Upon any such consolidation, merger or transfer, the resulting, surviving or transferee corporation (if not us) shall succeed to, and may exercise every right and power of, the Company under the indenture.

              Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

              Each of the following is an "event of default" under the indenture:

    (1)
    default in the payment in respect of the principal of any note at its maturity, upon required repurchase, upon declaration of acceleration or otherwise;

    (2)
    default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

    (3)
    the failure to comply with the obligation to convert the notes into common stock, cash or a combination of cash and common stock, as applicable, upon exercise of a holder's conversion right and such failure continues for five days;

    (4)
    our failure to issue a fundamental change notice in accordance with the terms of the indenture described in "—Fundamental Change Permits Holders to Require Us to Purchase Notes" or to provide notice of a specified corporate transaction as described under "—Conversion Rights—Conversion Upon Specified Corporate Transactions," in each case when due and such failure continues for five days;

    (5)
    default in the performance, or breach, of any covenant or agreement by us in the indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1) through (4) above), and continuance of such default or breach for a period of 60 consecutive days after written notice thereof has been given to us by the trustee or to the trustee and us by the holders of at least 25% in aggregate principal amount of the outstanding notes;

    (6)
    an event of default (or comparable default) as defined in any bonds, debentures or other instruments under which there may be issued evidences of indebtedness (other than the notes) by us or any of our subsidiaries that is a "significant subsidiary" (as defined in Regulation S-X under the Securities Act), having, individually or in the aggregate, a principal or similar amount outstanding of at least $35 million, whether such indebtedness now exists or shall hereafter be created, which event of default (or comparable default) shall have resulted in the acceleration of the maturity of at least $35 million of such indebtedness prior to its express maturity or shall constitute a failure to pay at least $35 million of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto and such event of default (or comparable default) shall not have been rescinded or annulled or such indebtedness shall not have been discharged and such event of default (or comparable default) continues for a period of 30 consecutive days after written notice to us by the trustee or to us and the trustee by the holders of 25% or more in aggregate principal amount of the notes then outstanding;

    (7)
    the entry against us or any of our subsidiaries that is a "significant subsidiary" (as defined in Regulation S-X under the Securities Act) of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $35 million (excluding any amounts covered by insurance), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 days after (i) the date on which the right to appeal or petition for review thereof has expired if no such appeal or review has commenced, or (ii) the date on which all rights to appeal or petition for review have been extinguished; or

    (8)
    certain events in bankruptcy, insolvency or reorganization relating to us or any of our subsidiaries that is a "significant subsidiary" (as defined in Regulation S-X under the Securities Act).

              If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes, by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions described in clause (8) above in relation to us, the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

              Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligation to file reports as described under "—Reports" below will, for the first 180 days after the occurrence of such an event of default (which will be the 60th day after written notice is provided to us in accordance with an event of default pursuant to clause (5) above), consist exclusively of the right to receive additional interest on the notes at an annual rate equal to (x) 0.25% of the outstanding principal amount of the notes for the first 90 days an event of default is continuing in such 180-day period and (y) 0.50% of the outstanding principal amount of the notes for the remaining 90 days an event of default is continuing in such 180-day period. Additional interest will be payable in arrears on each interest payment date following the occurrence of such event of default in the same manner as regular interest on the notes. On the 181st day after such event of default (if such violation is not cured or waived prior to such 181st day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

              In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the 5th business day after the date on which such event of default occurs. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

              The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, failure to repurchase any notes when required or failure to deliver, upon conversion, cash, shares of our common stock or a combination thereof, as the case may be) and rescind any such acceleration with respect to the notes and its consequences.

              Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or for amounts deliverable upon conversion of the notes, no holder may pursue any remedy with respect to the indenture or the notes unless:

    (1)
    such holder has previously given the trustee written notice that an event of default is continuing;

    (2)
    holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

    (3)
    such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

    (4)
    the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

    (5)
    the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

              Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification against all losses and expenses caused by taking or not taking such action.

              The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and Amendment

              Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

              However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

    (1)
    reduce the rate of or extend the stated time for payment of interest on any note;

    (2)
    reduce the principal amount or change the stated maturity of any note;

    (3)
    make any change that impairs or adversely affects the conversion rights of any notes;

    (4)
    reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make payment of that price, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

    (5)
    make any note payable in a currency other than that stated in the note or change any note's place of payment;

    (6)
    impair the right of any holder to receive payment of principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

    (7)
    make any change in the amendment provisions which require each holder's consent or in the waiver provisions of the indenture; or

    (8)
    reduce the percentage in aggregate principal amount of notes whose holders must consent to an amendment of the indenture or to waive any past default;.

              Notwithstanding the foregoing, without the consent of any holder, we and the trustee may amend the indenture or the notes to:

    (1)
    cure any ambiguity, omission, defect or inconsistency in the indenture or the notes in a manner that does not materially adversely affect the rights of any holder;

    (2)
    conform the terms of the indenture or the notes to the description thereof in this prospectus;

    (3)
    provide for the assumption by a successor corporation of our obligations under the indenture as described above under the heading "—Consolidation, Merger and Sale of Assets;"

    (4)
    add guarantees with respect to the notes;

    (5)
    secure the notes;

    (6)
    add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

    (7)
    make any change that does not materially adversely affect the rights of any holder;

    (8)
    appoint a successor trustee with respect to the notes; or

    (9)
    comply with any requirement under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

              We may satisfy and discharge our obligations under the indenture by delivering to the registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at the stated maturity, any fundamental change purchase date or upon conversion or otherwise, cash or cash and shares of our common stock, if any (solely to satisfy outstanding conversions, if applicable), sufficient to pay all of the outstanding notes and all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

              Except as otherwise provided above, we will be responsible for making all calculations called for under the indenture and the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the applicable conversion rate. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder upon the request of that holder.

Reports

              The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be furnished by us to the trustee within 15 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act).

Notices

              Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Trustee

              Wells Fargo Bank, N.A. will be the trustee, security registrar, paying agent and conversion agent for the notes.

Governing Law

              The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Settlement and Clearance

The Global Notes

              The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

              Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of a global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of DTC participants designated by the underwriters; and

  •
  ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

              All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

              DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

              DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

              So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of DTC participant through which the investor owns its interest).

              Payments of principal and interest with respect to the notes represented by a global note will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

              Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

              Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

Certificated Notes

              Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

  •
  an event of default in respect of the notes has occurred and is continuing.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our restated articles of incorporation, as amended, and our bylaws, both of which we incorporate by reference in this prospectus, and to the laws of the state of Minnesota.

Capital Stock

              Regis currently has 100,000,000 shares of authorized capital stock, par value $0.05 per share and our board of directors has the power and authority to fix by resolution the designation, class, series and rights and preferences of the capital stock. As of June 30, 2009, 43,881,364 shares of Regis common stock were issued and outstanding and no shares of Regis preferred stock were issued and outstanding. 2,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock, par value $0.05 per share, in connection with our rights agreement (as described below), although none of these shares have been issued or are outstanding.

    Common Stock

              Voting Rights.    The holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Our restated articles of incorporation, as amended, do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of our common stock may elect all of the directors standing for election as long as no other class or series of stock is outstanding.

              Dividends Rights.    All holders of shares of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor.

              Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of shares of our common stock are entitled to receive ratably the net assets of Regis that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

              Listing.    Regis common stock is currently traded on the New York Stock Exchange under the symbol "RGS".

              Other Matters.    Pursuant to our restated articles of incorporation, as amended, no shareholder has any preferential, preemptive or other rights of subscription to any shares of Regis allotted or sold or to be allotted or sold, or to any obligations or securities convertible into any class or series of Regis, nor any right of subscription to any part thereof.

    Preferred Stock

              Ability to Issue Preferred Stock in Series.    Our restated articles of incorporation, as amended, give our board of directors the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption, and conversion rights with respect to any of our shares.

Anti-Takeover Provisions

              Our restated articles of incorporation, as amended, our bylaws and Minnesota law contain certain provisions that may discourage an unsolicited takeover of Regis or make an unsolicited takeover of Regis more difficult. The following are some of the more significant anti-takeover provisions that are applicable to us:

              Mergers and other Transactions with 10% Shareholders.    Our restated articles of incorporation, as amended, provide that, in addition to any vote required by law, any merger of Regis with or into any 10% shareholder or any exchange, lease, transfer or other disposition of all or substantially all of Regis' property or assets with or to any 10% shareholder, or any adoption of any plan for the liquidation of Regis, shall require the affirmative vote of the holders of at least 80% of the outstanding shares of Regis entitled to vote. The foregoing restriction does not apply to transactions unanimously approved by the directors of Regis who were directors before the 10% shareholder became a 10% shareholder or successor directors designated by a majority of such directors or their direct or indirect designated successors.

              Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent; Advance Notice of Shareholder Nomination and Business.    Minnesota law provides that special meetings of our shareholders may be called by our chief executive officer, our chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Minnesota law also provides that action may be taken by shareholders without a meeting only by unanimous written consent. Our bylaws provide an advanced written notice procedure with respect to shareholder proposals of business and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

              Control Share Provision.    Under Minnesota law, the control share provision is triggered by the acquisition or proposed acquisition of stock resulting in such person's having (i) at least 20% but less than 33 1/3%, (ii) at least 33 1/3% but less than or equal to 50%, or (iii) over 50% of a corporation's voting power in the election of directors, which we refer to as a control share acquisition. Shares acquired in a control share acquisition that exceed the applicable threshold have no voting rights unless such rights are approved by both (a) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (b) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding any shares held by the acquiring person, officers of the corporation or those non-officer employees, if any, who are also directors of the corporation. The control share provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws approved by its shareholders. Regis has not opted out of this provision.

              Business Combination Provision.    Under Minnesota law, a corporation may not engage in a "business combination" with an "interested shareholder" or any of its affiliates or associates for a period of four years after the share acquisition by the interested shareholder, unless the transaction has been approved in advance by the affirmative vote of a majority of a committee consisting of one or more "disinterested" directors in accordance with the provisions of Minnesota law. An "interested shareholder" is defined generally to include a beneficial owner of 10% or more of the voting power of a corporation. A "business combination" includes a merger or statutory share exchange, or a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock or 10% or more of consolidated earning power or net income of the corporation. The business combination provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws. Regis has not opted out of this provision.

              Takeover Offer; Fair Price.    Under Minnesota law, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including, but not limited to, acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board's disinterested directors (as defined under Minnesota law for this purpose) before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

              Greenmail Restrictions.    Under Minnesota law, a corporation is prohibited from buying shares from a greater than 5% shareholder who has held the shares for less than two years at an above-market price unless the purchase is approved by holders of a majority of the outstanding shares entitled to vote or the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

              Directors' Duties.    Under Minnesota law, a director shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinary prudent person in a like position would exercise under similar circumstances. In discharging his duties, a director may, in considering the best interests of the corporation, consider the interests of employees, customers, suppliers, creditors, the economy of the state and the nation, community and social considerations and the long-term and short-term interests of the corporation and the shareholders, including the possibility that these interests may be served by the continued independence of the corporation.

Rights Agreement

              On December 13, 2006, the Regis board of directors adopted a rights agreement. Set forth below is a summary of the material provisions in the rights agreement. The description and terms of the rights agreement set forth below is not complete and is qualified in its entirety by reference to the rights agreement, dated as of December 26, 2006 (as the same may be amended from time to time), between us and Wells Fargo Bank, N.A., as Rights Agent, and Amendment No. 1 to the rights agreement, dated as of October 29, 2008, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. You are urged to read carefully the relevant provisions of the rights agreement.

              Exercisability of Rights.    Under the rights agreement, one right, referred to in this prospectus as a Regis right, attaches to each share of Regis common stock outstanding and, when exercisable, entitles the registered holder to purchase from Regis one one-thousandth of a share of Regis Series A Junior Participating Preferred Stock at an initial exercise price of $140.00, subject to customary anti-dilution adjustments. Each one one-thousandth of a share of Regis Series A Junior Participating Preferred Stock is intended to provide the economic terms (including as to voting rights, dividend rights and liquidation rights) as would be substantially equivalent to one share of Regis common stock.

              The Regis rights will not become exercisable until the earlier of:

  •
  such time as Regis learns that a person has become the beneficial owner of more than 15% of Regis common stock then outstanding, such person being referred to in this prospectus as an acquiring person; and

  •
  such date as may be designated by the Regis board of directors following the commencement of, or the first public disclosure of an intent to commence, a tender offer or exchange offer that would result in a person becoming the beneficial owner of more than 15% of Regis common stock then outstanding.

              "Flip In" Feature.    In the event a person becomes an acquiring person, each holder of a Regis right, except the acquiring person or its affiliates or associates, will have the right to acquire at the exercise price, upon exercise of each Regis right, a number of one one-thousandths of a share of Series A Junior Participating Preferred Stock equal to the number of shares of Regis common stock which at the time would have a market price of twice the exercise price.

              "Exchange" Feature.    At any time after a person becomes an acquiring person, but prior to a person becoming the beneficial owner of more than 50% of Regis common stock then outstanding, the Regis board of directors may, at its option, exchange all or some of the Regis rights, except for those held by the acquiring person or its affiliates or associates, for consideration per Regis right of one-half of the securities that would be issuable at such time upon the exercise of each right. Use of the exchange feature means that eligible Regis rights holders would not have to pay a purchase price before receiving shares of Regis common stock.

              "Flip Over" Feature.    In the event that, after a person becomes an acquiring person:

  •
  Regis merges into another entity;

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  another entity merges into Regis; or

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  Regis sells 50% or more of its assets or earning power,

each holder of a Regis right, except for the acquiring person or its affiliates or associates, will have the right to receive, upon exercise of the Regis right, instead of a number of one one-thousandths of a share of Series A Junior Participating Preferred Stock, shares of the acquiring company's common stock having a value equal to twice the exercise price of the Regis right.

              Redemption of Rights.    At any time prior to the earlier to occur of:

  •
  such time that a person has become an acquiring person; and

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  the tenth anniversary of the adoption of the rights agreement,

the Regis board of directors may redeem all of the Regis rights at a redemption price of $0.001 per right, subject to adjustment. The right to exercise the Regis rights will terminate upon redemption, and at that time, each holder of a Regis right will have the right to receive only the redemption price for each Regis right he or she holds.

              Amendment of Rights.    At any time before a person becomes an acquiring person the Regis board of directors, without the approval of the holders of the Regis rights, may amend the terms of the rights agreement. However, at any time after a person becomes an acquiring person, the Regis board of directors, without the approval of the holders of the Regis rights, may not amend the rights agreement in any manner that would adversely affect the interest of the holders of the Regis rights, excluding the interests of such acquiring person. On October 29, 2008, the Regis board of directors amended the rights agreement to expand the definition of "beneficial ownership" to clarify that a person will be deemed to beneficially own any securities that are the subject of certain derivative transactions.

              Anti-Takeover Effects.    The Regis rights have anti-takeover effects. Once the Regis rights have become exercisable, in most cases the Regis rights will cause substantial dilution to a person that attempts to acquire or merge with Regis. The Regis rights are designed to protect our interests and the interest of our shareholders against coercive takeover tactics and to encourage potential acquirors to negotiate with our board of directors before attempting a takeover. The Regis rights theoretically could, but are not intended to, deter takeover proposals that might be in the best interests of our shareholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

              The following is a summary of certain material U.S. federal income tax consequences related to the purchase, ownership, disposition and conversion of the notes and the ownership and disposition of shares of common stock into which the notes may be converted. This summary, which is general information only and not an opinion or representation as to tax consequences, is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service ("IRS") or a court, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the "issue price." This summary does not address all aspects of U.S. federal income taxes related to the purchase, ownership, disposition and conversion of the notes and the ownership and disposition of shares of our common stock into which the notes may be converted and does not discuss any tax consequences under state, local or foreign tax laws, or any U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary does not deal with all tax consequences that may be relevant to holders subject to special rules, such as:

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  dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

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  persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

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  U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar;

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  partnerships or pass-through entities or persons holding notes and/or shares of our common stock through a partnership or pass-through entity;

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  former citizens or residents of the United States;

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  controlled foreign corporations or passive foreign investment companies; and

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  holders subject to alternative minimum tax consequences, if any.

              If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of our common stock, you should consult your own tax advisors.

              In this discussion, we use the term "U.S. holder" to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes, as applicable, that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

              We use the term "non-U.S. holder" to describe a beneficial owner (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) of notes or shares of our common stock received upon conversion of the notes, as applicable, that is not a U.S. holder.

              Prospective purchasers should consult their tax advisors to determine the U.S. federal, state, local, foreign and any other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Taxation of Interest

              The stated interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder's usual method of accounting for U.S. federal income tax purposes.

Additional Interest

              We may be required to pay additional interest in certain circumstances as described under "Description of Notes—Events of Default." Because we believe the likelihood that any such additional payments on the notes will be made is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional amounts at the time the payments are received or accrued, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes.

              Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, a U.S. holder would be required, among other things, (i) to accrue interest income based on a projected payment schedule and comparable yield determined pursuant to the applicable Treasury Regulations, which may be at a higher rate than the stated interest rate on the notes, regardless of the holder's method of tax accounting, (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and (iii) treat the entire amount of gain realized upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on a U.S. holder unless that U.S. holder discloses a contrary position to the IRS in the manner that is required by applicable Treasury Regulations.

Sale, Redemption or Other Taxable Disposition of Notes

              Except as provided below under "—Consequences to U.S. Holders—Conversion of Notes Solely for Common Stock" and "—Consequences to U.S. Holders—Conversion of Notes for a Combination of Shares of our Common Stock and Cash," a U.S. holder generally will recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest, which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder's adjusted tax basis in the note. A U.S. holder's tax basis in a note will generally be equal to the amount that the U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, the capital gain or loss will be long-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally is currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Conversion of Notes Solely for Cash

              A conversion of a note held by a U.S. holder in exchange solely for cash will be treated as a taxable disposition of the note by such U.S. holder, as described above under "—Consequences to U.S. Holders—Sale, Redemption or Other Taxable Disposition of Notes."

Conversion of Notes Solely for Common Stock

              Upon the conversion of notes solely into shares of our common stock, a U.S. holder of notes generally will not recognize gain or loss on the conversion, other than with respect to cash received in lieu of a fractional share, which will be treated as described below, and other than amounts attributable to accrued interest, which will be taxable as such. A U.S. holder's tax basis in the shares of our common stock received upon conversion of the notes (other than common stock attributable to accrued interest, the tax basis of which will equal the amount of accrued interest with respect to which the shares of our common stock are received) will be equal to the U.S. holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon conversion of notes generally will include the period during which the U.S. holder held the notes prior to the conversion, except that the holding period of any shares of our common stock received with respect to accrued interest will commence on the day after the date of receipt. Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for the fractional share and will result in capital gain or loss in an amount equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share for which such cash payment is received. Any capital gain or loss resulting from the exchange will be long-term capital gain or loss if the U.S. holder held the note for more than one year at the time of conversion.

              If you convert your notes between a record date for an interest payment and the interest payment date and consequently are required to pay upon surrender of your notes for conversion an amount equal to the amount of the interest payment to be received by you, as described in "Description of Notes—Conversion Rights—General," you should consult your own tax advisors concerning the appropriate treatment of such payments.

Conversion of Notes for a Combination of Shares of our Common Stock and Cash

              If a U.S. holder receives a combination of shares of our common stock and cash (other than cash received in lieu of fractional share) upon conversion of a note, the treatment of the U.S. holder will depend on whether the notes are treated as "securities" for U.S. federal income tax purposes. It is unclear whether the notes qualify as "securities," and U.S. holders are urged to consult their own tax advisors regarding this determination. If the notes are treated as securities, a U.S. holder generally will recognize gain but not loss, on a note so converted, in an amount equal to the lesser of (a) the fair market value of the shares of our common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such and any cash received in lieu of a fractional share) minus the U.S. holder's adjusted tax basis in the notes converted and (b) the amount of cash received (other than cash attributable to accrued interest or cash received in lieu of a fractional share). Gain generally will be capital gain and will be long-term capital gain if the note was held for more than one year at the time of the conversion.

              A U.S. holder who receives cash in lieu of a fractional share of our common stock will be treated as having received the fractional share and then as having exchanged such fractional share for cash in a redemption by us. In general, this deemed redemption will be treated as a sale or exchange of such fractional share, and the amount of gain or loss recognized on the receipt of cash in lieu of a fractional share generally will be equal to the difference between the amount of cash such U.S. holder received in respect of such fractional share and the portion of the U.S. holder's tax basis in the note that is allocable to such fractional share. This gain will generally be capital gain or loss and will be long-term capital gain or loss if the note was held for at least one year at the time of the conversion.

              A U.S. holder's aggregate tax basis in the shares of our common stock received (other than shares of our common stock received with respect to accrued interest) will equal the U.S. holder's adjusted tax basis in the note converted, increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of cash received (other than cash received in respect of accrued interest or in lieu of a fractional share). A U.S. holder's holding period for shares of common stock (other than common stock received with respect to accrued interest) generally will include the period during which the U.S. holder held such note. A U.S. holder's tax basis in any shares of our common stock received with respect to accrued interest will equal the fair market value of the stock at the time received, and the holding period for such common stock will begin on the date following the date of receipt.

              If the notes are not treated as securities, the treatment of a conversion in which a U.S. holder received a combination of shares of our common stock and cash is unclear. The transaction might be viewed as consisting of a nontaxable exchange of a portion of each note for shares of our common stock (other than shares of our common stock attributable to accrued interest) and a taxable exchange of the remaining portion of each note for cash. Alternatively, the transaction might be viewed as a fully taxable exchange of the entire note for a combination of cash and shares of our common stock. U.S. holders should consult their own tax advisors concerning the tax treatment to them if the notes are converted for a combination of shares of our common stock and cash.

Assumption of our Obligations under the Notes

              Under certain circumstances described under the heading "Description of Notes—Consolidation, Merger and Sale of Assets," our obligations under the notes and the indenture may be assumed by another person. An assumption by another person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange by a holder of the notes for new notes, resulting in recognition of gain or loss and possibly other adverse tax consequences to the holder. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Constructive Distributions

              The conversion rate of the notes will be adjusted in certain circumstances, as described in "Description of Notes—Conversion Rate Adjustments" and "Description of Notes—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions." Adjustments that have the effect of increasing the proportionate interest of a U.S. holder of our notes in our assets or earnings and profits may in some circumstances result in a deemed distribution to that U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder of notes. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect to taxable dividends to holders of shares of our common stock) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and does not so qualify, a U.S. holder of a note generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of the adjustment. In certain circumstances, such as in connection with stock dividends, the failure to adjust the conversion rate may result in a taxable distribution to U.S. holders of shares of our common stock. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the description below under "—Consequences to U.S. Holders—Distributions on

Common Stock." It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we paid backup withholding taxes on behalf of a U.S. holder (because the U.S. holder failed to establish an exemption from backup withholding taxes), we could, at our option, set-off any such payment against payments of cash on, and shares of our common stock deliverable with respect to, the notes.

Distributions on Common Stock

              Distributions made on shares of our common stock generally will be included in a U.S. holder's income as ordinary dividend income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder's adjusted tax basis in the shares of our common stock and thereafter as capital gain from the sale or exchange of such shares of our common stock. In the case of certain non-corporate U.S. holders, a reduced rate of taxation may apply to such dividends if certain holding period requirements are satisfied. Dividends received by corporate U.S. holders may be eligible for a dividends-received deduction, subject to applicable limitations.

Sale, Certain Redemptions or Other Taxable Disposition of Shares of our Common Stock

              Upon the sale, certain redemptions or other taxable disposition of shares of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received in respect of such shares of our common stock and (ii) the U.S. holder's adjusted tax basis in such shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the shares of our common stock is more than one year at the time of the taxable disposition. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain is currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

              Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of our common stock and to the proceeds of a sale of a note or a share of our common stock paid to a U.S. holder, unless the U.S. holder is an exempt recipient (such as a corporation). In addition, backup withholding tax will apply if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS. U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Consequences to Non-U.S. Holders

Payments of Interest

              The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

  •
  interest paid on the note is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

  •
  the non-U.S. holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

  •
  the non-U.S. holder is not a controlled foreign corporation that is related to us through actual, indirect or constructive stock ownership;

  •
  the non-U.S. holder is not a bank that received its notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

  •
  either (a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) a securities clearing organization, bank or other financial institution holding the notes on the non-U.S. holder's behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the non-U.S. holder and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements of applicable Treasury Regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

              If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding pursuant to an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, where a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder). If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder), then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or such lower rate as may be specified by under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Additional Interest

              As discussed in the section with respect to U.S. holders, we intend to take the position that there is only a remote chance as of the date the notes are issued that the holder will receive amounts in excess of stated interest or principal on the notes, and that therefore, such amounts should not be taken into account unless and until this contingency occurs.

Conversion of the Notes

              A non-U.S. holder's conversion of a note into shares of our common stock generally will not be a taxable transaction, except to the extent such non-U.S. holder receives shares of our common stock attributable to accrued interest, which will be taxable as described above under "—Consequences to Non-U.S. Holders—Payments of Interest." To the extent, however, that a non-U.S. holder receives cash in lieu of a fractional share upon conversion, or cash in exchange for a note, any gain upon the receipt of such cash would be subject to the rules described below regarding the sale or exchange of notes or shares of our common stock. See "—Consequences to Non-U.S. Holders—Sale, Certain Redemptions or Other Taxable Dispositions of Notes or Shares of our Common Stock" below. Any cash received with respect to accrued interest will be treated as such and taxable as described above under "—Consequences to Non-U.S. Holders—Payments of Interest."

Dividends and Constructive Distributions

              Any dividends paid to a non-U.S. holder with respect to the shares of our common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see "—Consequences to U.S. Holders—Constructive Distributions" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base), are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              As discussed under "—Consequences to Non-U.S. Holders—Payments of Interest," certain certification requirements and disclosure requirements must be complied with in order to claim the benefit of an applicable treaty rate or for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder will not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash on, and shares of our common stock payable with respect to, the notes. A non-U.S. holder may obtain a credit against such non-U.S. holder's U.S. federal income tax liability, and a refund of any excess amounts withheld, provided the required information is timely furnished to the IRS.

Sale, Certain Redemptions or Other Taxable Dispositions of Notes or Shares of our Common Stock

              Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of shares of our common stock or a note (including gain realized due to cash received in lieu of a fractional share, see above under "—Consequences to U.S. Holders—Conversion of Notes Solely for Common Stock" and "—Consequences to U.S. Holders—Conversion of Notes for a Combination of Shares of our Common Stock and Cash") will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of disposition of the notes or shares of our common stock or the non-U.S. holder's holding period; provided, that as long as our common stock is regularly traded on an established securities market, generally a non-U.S. holder would be subject to taxation (i) with respect to a taxable disposition of shares of our common stock, only if at any time during that five-year or shorter period it owned more than 5% of that class of stock, or (ii) with respect to a taxable disposition of notes, (A) if the notes are regularly traded, only if at any time during that five-year or shorter period it owned more than 5% of the notes, or (B) if the notes are not regularly traded, only if at the time of acquisition of the notes the acquired notes had a fair market value greater than the fair market value of 5% of shares of our common stock. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

              If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption or other taxable disposition at regular graduated U.S. federal income tax rates and in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a corporation, it may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, that non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, redemption or other taxable disposition, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. Any shares of our common stock that a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under "—Consequences to Non-U.S. Holders—Payments of Interest."

Information Reporting and Backup Withholding

              Generally, we must report annually to the IRS and to each non-U.S. holder the amount of interest and dividends paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting that interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

              In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under "—Consequences to Non-U.S. Holders—Payments of Interest" has been received and we do not have actual knowledge or reason to know that the holder is a United States person who is not an exempt recipient. However, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that the holder is a United States person who is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

CERTAIN ERISA CONSIDERATIONS

General

              The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans ("ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the plan.

              Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

              Any Plan fiduciary which proposes to cause a Plan to purchase and hold the notes or any common stock issuable upon conversion of the notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

              Non-U.S. plans, governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code ("Similar Law"). Fiduciaries of any such plans should consult with their counsel before purchasing the notes to determine the need for, and the availability, if necessary, of any exemptive relief under any such law or regulations.

Prohibited Transaction Exemptions

              The fiduciary of a Plan that proposes to purchase and hold any notes or any common stock issuable upon conversion of the notes should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, us or any of our affiliates, or the underwriters or any of their affiliates. Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the notes or any common stock issuable upon conversion of the notes on behalf of a Plan, Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the "Class Exemptions") could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the notes or any common stock issuable upon conversion of the notes.

              By its purchase of any note, the purchaser thereof will be deemed to have represented and warranted either: (i) no portion of the assets used by you to acquire and hold the notes and any common stock issuable upon conversion of the notes constitutes assets of any Plan or plan subject to Similar Law or (ii) the purchase and holding of the notes and any common stock issuable upon conversion of the notes by you will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

              The foregoing is a summary of certain considerations associated with the purchase and holding of the notes (and the shares of common stock into which notes may be converted) by Plans and is designed only to provide a general overview of the basic issues. Each Plan fiduciary (and each fiduciary for non-US, governmental or church plans subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under ERISA, the Code or such Similar Laws of an investment in the notes or any common stock issuable upon conversion of the notes.

 UNDERWRITING

              Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$91,500,000
Credit Suisse Securities (USA) LLC	58,500,000

Total	$150,000,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitment of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us that they propose initially to offer the notes to the public at a price of 100% of the principal amount of notes, plus accrued interest from the original issue date of the notes, if any, and to dealers at that price less a concession not in excess of 1.8% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000	$150,000,000	$172,500,000
Underwriting discount	$30	$4,500,000	$5,175,000
Proceeds, before expenses, to Regis	$970	$145,500,000	$167,325,000

              The expenses of the offering, not including the underwriting discount, are estimated at $260,000 and are payable by us. The underwriters have agreed to reimburse us certain of our expenses incurred in connection with this offering.

Overallotment Option

              We have granted an option to the underwriters to purchase up to an additional $22,500,000 principal amount of the notes at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase an additional principal amount of the notes proportionate to that underwriter's initial amount reflected in the above table.

New Issue of Notes

              The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

              We and our executive officers and directors have agreed, with certain limited exceptions, that we and they will not, for a period of 90 days after the date of this prospectus, without first obtaining the written consent of the underwriters, directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant to purchase any common stock,

  •
  otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to any common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions

              In connection with the offering, the underwriters may purchase and sell the notes or shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters'

option to purchase an additional amount of notes in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of notes or shares of our common stock made by the underwriters in the open market to peg, fix or maintain the price of the notes or shares of our common stock prior to the completion of the offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or shares of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

              In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited principal amount of notes for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. No information on the Merrill Lynch web site is a part of this prospectus.

Other Relationships

              The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              Bank of America, N.A. ("BANA") and Banc of America Securities LLC ("BAS"), affiliates of Merrill Lynch, are, respectively, the syndication agent and an arranger under our revolving credit facility and term loan facility under which BANA is a lender. In addition, BAS assisted us in negotiating the reduction of the make-whole premium payable on the notes to be repurchased as described under "Use of Proceeds" and, in connection with this, will receive a customary fee.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The notes will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The notes are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the notes, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              Certain legal matters in connection with the notes offered hereby and the shares of common stock issuable upon conversion thereof will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota with respect to Minnesota law and by O'Melveny & Myers LLP, New York, New York, with respect to New York law. The underwriters have been represented by Sidley Austin LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              The audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Current Report on Form 8-K filed on July 6, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov and on our website at http://www.regiscorp.com. None of the information appearing on our website is incorporated by reference in this prospectus or otherwise forms a part of this prospectus.

INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We have elected to provide the information regarding us and our business by reference to reports we regularly file with the SEC. We incorporate by reference the following documents, other than any portion of the following documents that has been furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  Our 2008 Annual Report on Form 10-K for the year ended June 30, 2008, filed on August 29, 2008;

  •
  The information contained in our Proxy Statement dated September 9, 2008 for our Annual Meeting of Shareholders held on October 23, 2008;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, filed on November 10, 2008, February 9, 2009, and May 11, 2009, respectively;

  •
  Our Current Reports on Form 8-K filed on July 11, 2008, August 25, 2008, October 29, 2008, December 31, 2008, January 27, 2009, February 20, 2009, April 23, 2009 and July 6, 2009;

  •
  Our Registration Statements on Form 8-A, dated May 7, 1991, March 14, 2003 and December 26, 2006 and Amendment No. 1 thereto dated October 29, 2008; and

  •
  All other documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus.

              The information incorporated by reference is an important part of this prospectus. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

              The documents incorporated by reference into this prospectus are also available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference into this prospectus to any person by first-class mail, without charge, upon written or oral request.

              Requests for documents should be directed to:

Regis Corporation
Investor Relations Department
7201 Metro Boulevard
Edina, Minnesota 59439
(952) 947-7777

$150,000,000

Regis Corporation

        5% Convertible Senior Notes Due 2014

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse

July 8, 2009